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07023134

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Day Software Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 7 2007
THOMSON FINANCIAL

FILE NO. 82- 34849

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 5/2/07

082-34849

Day

RECEIVED

2007 MAY -2 A 6:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Day Software Holding

ARLS 12-31-06

Annual Report



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Day Software Holding AG
2006 Annual Report

Dear shareholders, customers and partners:

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We, the management of Day Software, are pleased to present the results for 2006. The Company delivered record profitability and revenues, added exceptional new customers to our client base, and further strengthened our role as an industry innovator.

Day's core business – global content management solutions – provided a healthy revenue basis for the year. In addition, our strategy to diversify our product portfolio by adding new, innovative software infrastructure solutions proved successful, generating additional revenue, and contributing to the growth of the Company.

In 2006, we added new industry leading clients such as Bank of America, General Motors, Kodak, Merck, Mitsubishi Motors Corporation, Nissan and Vodafone. In addition, we expanded business relationships with existing customers such as Audi, DaimlerChrysler, Volkswagen and West LB.

Day Software played a prominent role as an industry thought leader in 2006. We continued to head an industry-wide initiative to define and implement the standard for accessing content repositories, JSR170. This technology is designed to overcome the challenge of proprietary content repositories, helping companies to reduce costs, dramatically increasing the efficiency and accessibility of their existing content infrastructure. This initiative is supported by leading corporations such as IBM, Oracle, SUN, SAP and many others. In 2006, Day Software coordinated the development of the next version of this innovative standard, JSR283.

Today, all of Day Software's products are based on the JSR170 standard – and we will continue to grow our innovative product portfolio. In the second quarter of 2007, we will release our new Digital Asset Management (DAM) product. This solution is 100% based on the standard for content repositories and integrates seamlessly with our other global content management solutions. We expect this innovative product to significantly contribute to our growth in 2007.

New distribution channels are a key element in our strategy to grow the company and create value for our shareholders. In 2006, we established several important partnerships that will enable us to reach new market segments. At the beginning of the year we began work with our new partner FileNet. The company, today a subsidiary of IBM, is selling our Web Content Management product under their own brand. During the year we also signed OEM contracts with Oracle, the world's largest enterprise software company, and FAST, the leading provider of enterprise search solutions. Both companies will use our industry standard technology to expand the content integration capabilities of their solutions.

We have begun 2007 with a lot of momentum. Our innovative product portfolio, the growing demand for standards-based content technology and infrastructure solutions, and the expansion of distribution channels through OEM partnerships are a very solid basis for continued, profitable growth. We will be working hard to make 2007 another successful year for Day Software.

As always, we appreciate the support of our shareholders, customers and partners. On behalf of the Board of Directors and the whole company, I thank you for your continued trust.

Sincerely,

Michael Moppert
Chairman and Chief Executive Officer

About Day

Products

In 2006, Day successfully launched version 4.1 of our flagship product, Communiqué, the latest version of the only native JCR (JSR 170) standard compliant enterprise content management solution available on the market. Initiated by Day, JSR 170 is the Java Content Repository (JCR) standard for the enterprise content management industry.

Day also launched Content Repository Extreme (CRX) version 1.2, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises. New features in Day's CRX enable the exchange of high-value content between applications and underlying repositories.

2006 marked the first full year that our business did not have to rely on a single product family, having released a series of new software infrastructure products, diversifying our offerings and opening up new revenue opportunities for the company.

Standards & Open Source

Day has continued to make substantial investments into the next generation of technology products. Day has positioned the Company as the leader of a global industry group that has developed the new standard for enterprise content, JCR (JSR 170). This initiative has gained the support of all major industry players such as IBM, FileNet, Oracle, SUN, HP and BEA. We continued to head a global expert group that defines the future standards for the content management industry. In May and September 2006 Day hosted meetings of the expert group of JSR 283, the next version of JSR 170.

Customers

The greatest validation of Day's technology continues to come from the customers who use our software to solve their business problems in a reliable, cost efficient way. We also added some of the world's most successful companies to our customer list, including Bank of America, Bodog, DTN, General Motors, Hessischer Rundfunk, Kodak, Merck, Mitsubishi, Nissan, Vodafone, World Savings, Rundfunk Berlin-Brandenburg and Zürcher Kantonalbank. In 2006, we also continued to work closely with existing blue chip customers such as Audi, DaimlerChrysler, Qinetiq, Voestalpine, Volkswagen and West LB. The quality of our new and existing customers continues to be an important substantiation of the strength, performance and reliability of our innovative technology.

Day also demonstrated our industry leadership by hosting our fourth annual Global Content Management Summit in Lucerne, Switzerland, where executives from leading companies around the world, such as Audi, Credit Suisse, General Motors, Merck, Volkswagen and many others gathered to share best practices about managing enterprise content on a global scale.

Partners

Based on our innovative product portfolio we were able to close strategic Original Equipment Manufacturer (OEM) contracts with industry leaders such as Oracle and FAST. Day signed an agreement with Oracle to deliver a JSR 170 compliant connectivity to legacy repositories, providing standardized access. Additionally, Day signed an agreement with FAST to provide both connectivity and JSR170 enablement for the FAST enterprise search products.

During 2006, we also successfully went to market with BEA and FileNet on agreements put in place the previous year. Day delivered a JSR 170 compliant interface to BEA that provides standardized access to companies running BEA WebLogic Portal™. Day will also integrate Day's CRX as the content repository for BEA WebLogic Portal™. Additionally, Day worked with FileNet to provide Web Content Management capabilities for the FileNet P8 platform to many of FileNet's global customers.

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Management's Discussion and Analysis

(in millions CHF, except share information)

Financial Highlights

	2006	2005
Software licenses revenue	8.2	8.0
Product support revenue	6.1	4.7
Services revenue	6.3	4.3
Total revenues	20.6	17.0
Gross profit	15.6	13.1
Operating expenses	13.7	12.6
Income from operations	1.9	0.5
Net income	1.9	0.7
Basic earnings per share	1.38	0.58
Dilutive earnings per share	1.31	0.54

Financial Highlights


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15
10
5
0
2006
2005
Software licenses revenue
Product support revenue
Services revenue
Total revenues
Gross profit
Operating expenses
Income from operations
Net income

Company Revenues 2006


Licences
Support
Services

Results of Operations

Company Revenues

2006	Total Revenue	% in Licenses	% in Product Support	% in Services
First quarter	5.2	40%	27%	33%
Second quarter	4.4	32%	34%	34%
Third quarter	4.5	36%	38%	26%
Fourth quarter	6.5	48%	23%	29%
Year	20.6	40%	30%	30%

Revenues

Total revenue for the year increased CHF 3.6 million or 21% to CHF 20.6 million for the year ended December 31, 2006 from CHF 17.0 million for the year ended December 31, 2005. Software license revenue for the year increased CHF 0.2 million or 2.5% to CHF 8.2 million for the year ended December 31, 2006 from CHF 8.0 million for the year ended December 31, 2005. Product support revenue for the year increased CHF 1.4 million or 30% to CHF 6.1 million for the year ended December 31, 2006 from CHF 4.7 million for the year ended December 31, 2005. The increase in product support revenue from 2005 to 2006 was due to the Company's growing customer base. Services revenue for the year increased CHF 2.0 million or 47% to CHF 6.3 million for the year ended December 31, 2006 from CHF 4.3 million for the year ended December 31, 2005. The increase in services revenue from 2005 to 2006 was due to an increase in service contracts and management's efforts to grow the services side of the Company.

Day's revenue base continues to be geographically diverse. The Company has continued to generate revenue in Switzerland, Germany, the United States and the United Kingdom. The Company generated total revenues of CHF 10.7 million (or 52% of total revenues), CHF 9.0 million (or 44% of total revenues) and CHF 0.9 million (or 4% of total revenues) in Europe, the Americas and Asia Pacific in 2006, respectively, as compared to CHF 9.7 million (or 57% of total revenues), CHF 7.0 million (or 41% of total revenues) and CHF 0.3 million (or 2% of total revenues) in Europe, the Americas and Asia Pacific in 2005, respectively.

The Company's subsidiaries generally conduct business and report their financial statements in their respective local currencies, which is other than the Company's reporting currency (i.e., the Swiss Franc). These currencies include the U.S. dollar, British Pound, the Euro and the Singapore Dollar. When the financial statements of these foreign subsidiaries are translated into the Swiss Franc, the resulting foreign currency translation adjustments are included in other comprehensive income (loss) and accumulated other comprehensive income (loss). Changes in the exchange rates of these foreign currencies against the Swiss Franc will result in currency translation effects that could have a significant impact on the Company's consolidated financial statements. The Company will continue to be subject to these foreign currency translation effects as long as it continues to conduct business on a global basis.

If the 2006 revenues of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2005, consolidated revenues would have been approximately CHF 0.2 million lower for 2006.

Gross Profit

Gross profit for the years ended December 31, 2006 and 2005 was CHF 15.6 million and CHF 13.1 million, respectively. The increase in gross profit from 2005 to 2006 was due to the 21% increase in revenues. Gross profit margin decreased slightly to 76% in 2006 from 77% in 2005 due to the increase in services revenue which generate lower gross margins compared to software license and product support revenues.

If the 2006 gross profit of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2005, consolidated gross profit would have been approximately CHF 0.2 million lower for 2006.

Gross Profits & Gross Profit Margins

2006	Gross Profit	Gross Profit %
First quarter	4.1	79%
Second quarter	3.1	70%
Third quarter	3.4	76%
Fourth quarter	5.0	77%
Year	15.6	76%

Operating Expenses

Operating expenses are comprised of costs for research and development ("R & D"), sales and marketing ("S & M"), general and administrative ("G & A"), amortization of acquired intangible assets and impairment of investments.

Total operating expenses for the year increased CHF 1.1 million or 9% to CHF 13.7 million for the year ended December 31, 2006 from CHF 12.6 million for the year ended December 31, 2005. A significant portion of this increase was due to the CHF 0.5 million share-based compensation charge in 2006 as a result of the Company's adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") in 2006.

R & D expenses increased CHF 0.8 million or 36% to CHF 3.0 million in 2006 from CHF 2.2 million in 2005. The increase in R & D was due to a decrease in the amount of software costs capitalized from CHF 1.3 million in 2005 to CHF 0.5 million in 2006.

S & M expenses increased CHF 0.1 million or 1% to CHF 6.8 in 2006 from CHF 6.7 million in 2005.

G & A expenses increased CHF 0.1 million or 3% to CHF 3.5 million in 2006 from CHF 3.4 million in 2005.

If 2006 operating expenses of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2005, consolidated operating expenses would have been approximately CHF 0.1 million lower for 2006.

Foreign Currency Transaction Losses

During 2006 and 2005, the Company recorded foreign currency transaction losses of CHF 0.03 million and gains of CHF 0.04 million, respectively. The fluctuation of the U.S. dollar against the Swiss Franc was the primary reason for the foreign exchange gain and (loss) reported for the years ended December 31, 2006 and 2005. Although the Company still maintains U.S. dollar denominated accounts, management has reduced its exposure by reducing U.S. dollar working capital to that which is considered absolutely necessary on a short-term basis. Management does not expect significant future foreign currency transaction exchange losses of this nature to occur as a result of these measures; however, this cannot be assured.

Net Income

Net income for the year increased CHF 1.2 million or 171% to CHF 1.9 million for the year ended December 31, 2006 from CHF 0.7 million for the year ended December 31, 2005. Basic earnings per share for the years ended December 31, 2006 and 2005 was CHF 1.38 and CHF 0.58, respectively. Dilutive earnings per share for the years ended December 31, 2006 and 2005 was CHF 1.31 and CHF 0.54, respectively.

Operating Expenses

2006	R & D	R & D % of Revenues	S & M	S&M % of Revenues	G & A	G & A % of Revenues
First quarter	0.7	13%	1.8	35%	0.7	13%
Second quarter	0.7	16%	1.4	32%	0.8	18%
Third quarter	0.7	16%	1.6	36%	0.9	20%
Fourth quarter	0.9	14%	2.0	31%	1.1	17%
Year	3.0	15%	6.8	33%	3.5	17%

Liquidity and Capital Resources

As of December 31, 2006, cash and cash equivalents amounted to CHF 8.5 million, up from CHF 4.3 million as of December 31, 2005. Net cash provided by operating activities was CHF 4.5 million for the year ended December 31, 2006, as compared to net cash used by operating activities of CHF 1.2 million for the year ended December 31, 2005. The increase in net cash provided by operating activities was due to the CHF 1.2 million increase in net income and the CHF 1.2 million decrease in net accounts receivable and unbilled receivables from 2005 to 2006.

Accounts receivable net, including unbilled receivables, as of December 31, 2006 amounted to CHF 7.4 million, as compared to CHF 8.6 million as of December 31, 2005. Average days-sales-outstanding, which exclude unbilled receivables, as of December 31, 2006 increased to 116 days, as compared to 106 days as of December 31, 2005.

Deferred revenue was CHF 4.4 million as of December 31, 2006 and 2005.

Accrued liabilities decreased to CHF 1.4 million as of December 31, 2006, as compared to CHF 2.1 million as of December 31, 2005. The decrease in accrued liabilities primarily resulted from a decrease in sales commission payable at year-end due to timing of payments.

Long-term portion of unfunded pension obligation increased to CHF 1.7 million as of December 31, 2006 due to the Company's adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158") in 2006.

Employees

As of December 31, 2006, the Company had 88 employees, as compared to 72 employees as of December 31, 2005. As of December 31, 2006, the headcount was allocated as follows: 20% employed in professional services, 18% in sales and marketing, 16% in general and administrative and 26% in research and development. Day's UK subsidiary, MarketingNet, employed 20% of the employees.

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Corporate Governance

(in thousands CHF, except share information)

Group Structure and Shareholdings

Group Structure

Day Software Holding AG, formerly Day Interactive Holding AG (the "Company" or "Day"), was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company, through its wholly owned subsidiaries, provides integrated content, portal and digital asset management software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

The capitalization of Day (Day shares are listed at the SWX Swiss Exchange: Valor 1047421 / ISIN: CH0010474218 / Symbol: DAYN) as of December 31, 2006 was TCHF 38,825. Capitalization was calculated taking the closing market stock price at December 31, 2006 multiplied by the number of shares outstanding at December 31, 2006.

Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (ADR (Level 1); CUSIP: 23954P102 / U.S. ISIN: US23954P1021 / Symbol: DYIHY).

Non-listed Subsidiaries

Subsidiary	Domicile	Functional Currency	Share Capital	Ownership
Day Management AG	Basel, Switzerland	CHF	250	100%
Day Software AG	Basel, Switzerland	CHF	100	100%
Day Software GmbH	Munich, Germany	EUR	25	100%
Day Software, Inc.	United States	USD	420	100%
Day Software Ltd.	United Kingdom	GBP	2,800	100%
Day Interactive Singapore PTE Ltd.	Singapore	SGD	100	100%
MarketingNet Ltd.	United Kingdom	GBP	21	100%

The Company has no listed subsidiaries.

Significant Shareholders

Significant shareholders of the Company

Name	Shares	Ownership
Michael Moppert	226,581	16.40%
David Nüscheler	121,165	8.77%
Roger Mäder	105,700	7.65%
Chase Nominees Ltd.	70,683	5.12%
M. Steinemann and D. Steinemann (family)	69,500	5.03%

Cross-shareholdings

No cross-shareholdings exist between Day and other public limited companies.

Capital Structure

Share Capital

As of December 31, 2006, Day's share capital is CHF 13,816,640 fully paid up and divided into 1,381,664 registered shares of CHF 10.00 nominal value each.

As of December 31, 2006, the Company had authorized capital of CHF 6,760,000 divided into 676,000 shares of CHF 10.00 nominal value each. According to the Company's Articles of Association, the Board of Directors is authorized to increase the share capital at any time until May 16, 2008 by a maximum amount of CHF 6,760,000 by issuing shares not exceeding the amount of 676,000 fully paid up shares with a par value per share of CHF 10.00. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the preemptive rights of the shareholders for important reasons and assign these to third parties, particularly for (a) the acquisition of a business or part of a business by way of share exchange (b) for the financing of the acquisition of a business, part of a business, participation or new investments of the Company (c) for granting of a participation to employees or (d) for strategic partnerships.

As of December 31, 2006, the Company had conditional capital of CHF 6,479,060 divided into 647,906 shares of CHF 10.00 nominal value each. Conditional capital may solely be used to issue/create shares in connection with the exercising of options which have been assigned to employees or members of the Board of Directors of the Company according to the Company's employee stock option plans (see also "Convertible Bonds and Options" within this section). The preemptive rights of the shareholders are excluded.

Changes in Capital

On February 15, 2000, the Company sold 100,000 shares at a price of CHF 110.00 per share under a private placement. The private placement resulted in net proceeds of TCHF 9,123. On April 3, 2000, the Company sold 300,000 shares at a price of CHF 440.00 per share under an initial public offering ("IPO"). The IPO resulted in net proceeds of TCHF 122,348.

In 2001, the Company issued 20,709 shares of capital stock, valued at TCHF 6,170, in connection with the acquisition of MarketingNet Ltd. and issued 1,473 shares of capital stock in connection with stock option exercises.

In 2003, the Company issued 3,047 shares of capital stock in connection with stock option exercises.

In 2004, the Company issued 84,344 shares of capital stock in connection with stock option exercises.

In June 2005, the Company issued 108,000 shares of authorized capital through MAG Capital, LLC resulting in net proceeds of TCHF 1,914. During the year, the Company issued 35,916 of shares of capital stock in connection with stock option exercises.

In 2006, the Company issued 28,094 shares of capital stock in connection with stock option exercises.

There were no other changes in capital during the seven-year period ended December 31, 2006.

Shares and Participation Certificates

As of December 31, 2006, the Company had 1,381,664 ordinary shares at a par value of CHF 10.00 outstanding. All of these shares were paid up. Each registered share entitles the holder to one vote at the Annual General Meeting.

The company has no other categories of shares or shares with a different par value.

Limitations on Transferability

No restrictions exist regarding the transferability of Day shares. However, only those persons having their shares registered at the Company's shareholder register at S A G, Olten, may exercise their voting rights. The Company's shareholder register remains closed 10 days prior to the Annual General Meeting and opens again the day after the Annual General Meeting. During this period, no registrations are possible.

Convertible Bonds and Options

As of December 31, 2006, the Company had no convertible bonds issued or outstanding.

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. The shareholders ratified both of these resolutions in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan is ten years, except for options granted to optionees based in Europe, which will have a maximum term of five years. The maximum term of options granted under the United States Option Plan is ten years. Each option under both plans entitles the optionee to one ordinary share of Day Software Holding AG capital stock.

As of December 31, 2006, the Company had 310,179 options outstanding under the International Option Plan and United States Option Plan. See Note 5 in the notes to the consolidated financial statements of Day Software Holding AG and subsidiaries for further information regarding the Company's outstanding options.

Board of Directors

The Board of Directors is comprised of the following individuals:

Michael Moppert

Since Day's inception, Michael Moppert has served as Chairman of the Board of Directors or Chief Executive Officer. Currently, Mr. Moppert holds both positions. He co-founded the company in Basel, Switzerland in 1993. He then drove the international growth of the company, opening up the U.S. subsidiary of Day in Los Angeles in 1998. In 1999 subsidiaries in Germany, the UK and Asia/Pacific followed. Mr. Moppert led the company to a successful IPO on the Swiss Stock Exchange in 2000. Prior to Day, Mr. Moppert was a journalist for several leading media companies, as well as an independent corporate communications consultant. Mr. Moppert holds a Masters degree in History and Sociology from the University of Basel, Switzerland. Mr. Moppert is a citizen of Switzerland.

David Nüscheler

David Nüscheler is the Chief Technology Officer for Day. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Mark Walsh

Mark Walsh is a non-executive member of the Board of Directors. He is the Managing Partner of Ruxton Ventures, LLC, a venture capital and private equity firm based in Washington DC that he founded. Prior to that, Mr. Walsh was the Chief Technology Advisor for the Democratic National Committee of the United States of America. He was the first person to have that job, and was responsible for bringing the party and its tactics into the 21st Century. He has been in the interactive services/internet industry for over 21 years. Previously, Mr. Walsh was the Chairman and Chief Strategy Officer of VerticalNet, Inc. Mr. Walsh joined VerticalNet in August 1997 as President and Chief Executive Officer, and was appointed to Chairman in July 2000. VerticalNet is an enterprise software and services company that uses the Internet to help companies transact and collaborate. Previously, he was a Senior Vice President and a corporate officer at America Online. He ran AOL Enterprise, the business-to-business division of AOL which he founded. He also was President of General Electric's interactive services division. Mr. Walsh holds an M.B.A. degree from Harvard University and B.A. degree from Union College, Schenectady New York. Mr. Walsh is a citizen of the United States.

Greg Williams

Greg Williams is a non-executive member of the Board of Directors. Mr. Williams is currently Vice President and General Counsel of DATAllegro, Inc. a leading provider of data warehouse products and services located in Southern California. Mr. Williams' areas of responsibility include corporate governance, contracts, intellectual property and licensing and counseling the Board of Directors. Mr. Williams received his B.I.S. from the University of Minnesota, magna cum laude and J.D. from University of Minnesota, cum laude. Mr. Williams is a citizen of the United States.

Ariel Luedi

Ariel Luedi is the CEO of hybris AG, a leading software company focusing on Product Information Management (PIM) and E-Business. At hybris he is responsible for European expansion and has initiated aggressive company growth. Mr. Luedi joined hybris in September 2004. Prior to coming to hybris, Mr. Luedi spent two years as Senior Vice-President of salesforce.com with responsibility for European sales and the development of European subsidiaries. During that time he oversaw an increase in revenue of more than 100% annually. Previously, Mr. Luedi led European sales at BroadVision for six years. During this period he managed to increase business from zero to over USD 100 million. Before that, he was in charge of sales at Oracle Switzerland for seven years. Mr. Luedi joined Oracle from IBM, his first position after studying physics at ETH in Zurich. Mr. Luedi is a citizen of Switzerland.

Cross-involvement

There is no cross-involvement of the Board of Directors of Day with any other listed company.

Elections and Terms of Office

The Board of Directors shall be composed of one or several members, who must be shareholders. They shall be elected at the General Meeting of the Shareholders for a term of three years and are eligible for re-election. The terms of service shall end on the day of the General Meeting of the Shareholders. In the event of by-elections, the new members of the Board of Directors will complete the term of office of their predecessors.

Board of Directors Member	Since	Term Expires
Michael Moppert	1999	2008
David Nüscheler	1999	2008
Greg Williams	2000	2008
Mark Walsh	2000	2008
Ariel Luedi	2005	2007

Internal Organizational Structure and Responsibility

The Board of Directors holds the ultimate decision-making authority for all matters except for those decisions reserved by law for shareholders. The Chairman sets convocation and agendas of the meetings of the Board of Directors. Any member of the Board of Directors may request the inclusion of further items on the agenda or request a meeting. The members receive documents and background information for all agenda items prior to the meetings in order to prepare questions and comments. The Board of Directors usually invites the Management Board to, and on a case per case basis, other senior employees to give updates on operational issues within their respective tasks and responsibilities in the Company. The Board of Directors convenes as often as business requires. In 2006 it convened for a total of six meetings, each one generally between two and three hours.

As outlined above, the Board of Directors is responsible for making all key decisions as well as strategic decisions for the Company including sensitive compensation oriented decisions pertaining to the Management Board and the Board of Directors itself.

Day-to-day business management, operations and executing the operational plan as approved by the Board of Directors has been delegated to the CEO and the Management Board. Management Board provides business updates and information to the Board of Directors on a monthly basis, or as specifically requested by the Board of Directors at any time.

The Board of Directors has two subcommittees, the Compensation Committee and the Audit Committee. The duties and responsibilities are set forth in regulations.

Members of the Compensation Committee include Greg Williams, Mark Walsh and Ariel Luedi. The purpose and area of responsibility of the Compensation Committee is to review and approve the Company's overall compensation policies and material compensation plans and arrangements including the following:

- base salary ranges
- bonus arrangements
- other compensation arrangements such as stock option and stock purchase plans
- sales commission plans

The Committee shall also be responsible for reviewing and confirming the Company's written recommendations regarding the compensation arrangements between the Company and its senior executive officers. The Compensation Committee shall also be responsible for approving the Company's compensation arrangements between the Company and the CEO.

On an as needed basis, the Compensation Committee may seek outside expert advice to support its decisions and recommendations. In 2006 it convened for one meeting.

Members of the Audit Committee include Greg Williams (Chairman) and Mark Walsh. The purpose and area of responsibility of the Audit Committee is to monitor the accounting and financial reporting practices of the Company. The Audit Committee's primary duties and responsibilities include the following:

- Serve as an independent and objective party to monitor the Company's accounting practices and financial reporting processes and internal control systems.
- Review and appraise the audit efforts of the Company's independent auditors.
- Provide an open avenue of communication among the Company's independent auditors, management, and the Board of Directors.
- Recommend which firm to engage as the Company's independent auditors.
- Review the independent auditors' compensation, the proposed terms of its engagement, and its independence.
- Review the audited financial statements and other results of each external audit, including any qualifications in the independent auditors' annual financial statements and opinion, any related management letters, and Management's responses to recommendations made by the independent auditors in connection with the audit.
- Consider, in consultation with the independent auditors, the adequacy of the Company's internal financial controls. Among other things, these controls must be designed to provide reasonable assurance that the Company's financial statements are presented fairly in conformity with generally accepted accounting principles.
- Perform such other functions as specifically delegated by the Board of Directors.

Meetings of the Audit Committee took place on a regular and on an as needed basis. In 2006 it convened for three meetings. The Company's auditors were present for all of these meetings.

Information and Control Instruments

The Board of Directors uses a variety of information and control instruments to closely monitor the Company's operations. The Board of Directors holds periodic meetings to review the results of operations and to discuss matters that are deemed critical to the Company. The Board of Directors principally relies on the Company's global accounting system to provide a wide variety of reports including full monthly reports in which the results of operations may be analyzed. The Management Board supplements this information as requested by the various members of the Board of Directors.

Management Board

The Management Board is comprised of the following individuals:

Michael Moppert

Michael Moppert serves as the Company's Chief Executive Officer. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

David Nüscheler

David Nüscheler serves as the Company's Chief Technology Officer. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Chris Harano

Chris Harano serves as the Company's Chief Financial Officer. Prior to joining Day, Mr. Harano served in an interim Chief Financial Officer and financial advisor capacity to various Internet-related ventures. Previously, Mr. Harano was a Director in the Financial Advisory Services practice of Price Waterhouse from 1994 to 1998. He also served as an auditor with Price Waterhouse from 1986 to 1988, and worked at a merger and acquisitions boutique firm from 1989 to 1992. Mr. Harano holds an M.S. degree from the Sloan School of Management at Massachusetts Institute of Technology (1994), a B.A. degree in economics from University of California, Los Angeles (1986). Mr. Harano is a citizen of the United States.

Compensation and Shareholdings

Method of Determining Compensation

The basic principles guiding compensation levels are the economic budget constraints of the Company and the market for individual management talent. Compensation packages can vary greatly between the various roles in the Company.

The basic elements of compensation include base salary, performance bonuses, car allowances, expense allowances and, in certain instances, equity incentives such as stock options. It is also typical for the Company to offer certain employee benefit programs such as medical insurance, life insurance and retirement plans. Available benefits tend to vary significantly based on country or jurisdiction and the local employment market conditions.

The Board of Directors determines the compensation of the Board of Directors once per fiscal year. The Compensation Committee determines the compensation of The Management Board.

Director and Management Compensation

As of December 31, 2006, the Management Board was comprised of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. For the year ended December 31, 2006, the Company paid cash compensation and benefits to the Management Board of TCHF 776. Non-executive members of the Board of Directors did not receive any cash compensation for the year ended December 31, 2006.

Highest Total Compensation

The highest paid member of the Board of Directors in the Company was paid cash compensation and benefits of TCHF 276.

In 2006, no loans were granted by the Company to any member of the Board of Directors or the Management Board or were outstanding as of December 31, 2006.

Total shares of capital stock held by the Management Board and Board of Directors as of December 31, 2006

	Shares Owned
Management Board (1)	352,768
Board of Directors (2)	–

(1) Includes Management Board members who also hold seats on the Company's Board of Directors. Also includes shares held by family members.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Total outstanding options to purchase shares of the Company's capital stock, as of December 31, 2006, which were held by the Management Board and Board of Directors

	Management Board (1)	Board of Directors (2)
Range of Exercise Price	10.00-35.00	10.00-21.75
Option Terms (years)	5 to 10	10
1999 Grants	21,057	1,057
2001 Grants	7,500	10,500
2002 Grants	3,597	–
2003 Grants	20,300	2,000
2004 Grants	57,100	10,000
2005 Grants	27,100	16,000
2006 Grants	-	16,000
Total Grants	**136,654**	**55,557**

(1) Includes Management Board members who also hold seats on the Company's Board of Directors.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Shareholders' Participation Rights

From ten days prior until the day following the General Meeting of the Shareholders, no entry into the shareholders' register shall be made. Only those registered in the shareholders' register shall be recognized as shareholders vis-à-vis the Company. Shareholders who own shares with a par value of more than TCHF 1,000 may request the Company to add an item on the agenda. The Company invites them to do so via publication in the Swiss Gazette (SHAB) 41 days prior to the shareholder meeting. Any request to put an item on the agenda has to be submitted to the Company no later than 27 days prior to the shareholder meeting.

Changes of Control and Defense Measures

Opting Up/Out & Mandatory Offer

The Federal Act on Stock Exchanges and Securities Trading ("SESTA") provides that whoever acquires more than 33-1/3% of the shares of a company shall be required to make a mandatory offer for all listed securities of said company. It is in the company's discretion to increase such threshold from 33-1/3% to 49% ("opting up") or waive such threshold under certain circumstances ("opting out"). The Company did not adopt any of the above options.

In the case of a mandatory offer of the Company's capital stock, pursuant to Art. 32 of SESTA, the offering price must be at least the market price of the Company's capital stock. However, pursuant to paragraph 4 of Art. 32 of the SESTA, such price may not be lower than the highest price paid by the offering party for shares of the Company during the preceding twelve months.

Clauses on Changes in Control

As more thoroughly described above, the Company has granted options to purchase 55,557 shares and 136,654 shares of capital stock to the Board of Directors and the Management Board, respectively. Substantially all of these options contain vesting acceleration provisions for unvested shares. These acceleration provisions are generally triggered by a change in control or corporate transaction, as defined, or an involuntary termination following a change in control or corporate transaction.

Auditors

Duration of the Mandate and Term of Office of the Auditor in Charge

KPMG Ltd, located in Zurich, Switzerland, serves as the Company's principal auditor. KPMG Ltd was elected at the inception of the Company and has been re-elected each year since this time. They assumed their current mandate in May 2006 at the General Meeting of the Shareholders. For the 2005 financial statements, Rolf Hauenstein, who is currently the Auditor in Charge, succeeded Orlando Lanfranchi, who had served as Auditor in Charge from the Company's inception in October 1999.

Total audit and audit related fees billed by KPMG Ltd for 2006 amounted to TCHF 193. Non-auditing fees, which consist solely of tax fees, billed by KPMG Ltd for 2006 amounted to TCHF 37.

Supervisory and Control Instruments Vis-À-Vis the Auditors

The Chairman of the Board of Directors meets on a periodic basis with the external auditors to discuss the results of the Company's operations and current business strategy. The external auditors engage in formal communications with the Audit Committee and the Chairman of the Board of Directors, generally on a quarterly basis.

KPMG Ltd serves as the Company's principal auditor. The Company has also retained the audit firm of BR Wirtschaftsprüfungsgesellschaft mbH who acts as the Company's second auditor for special purposes. BR Wirtschaftsprüfungsgesellschaft mbH was first elected on June 2, 2003 and has been re-elected each year since this time. Their current mandate commenced in May 2006.

Information Policy

The Company provides information to the shareholders on a quarterly and annual basis. To the extent that material events or conditions exist in the interim, additional information is provided as necessary. Information is provided in the form of press releases, downloadable files through the Investor Relations section of Day's website, www.day.com, and as requested via telephone at the Company's headquarters in Basel, Switzerland. See the Additional Information section of this Annual Report for further contact information.



Independent Report of the Group Auditors to the General Meeting of Day Software Holding AG, Basel

KPMG

As group auditors, we have audited the accompanying consolidated balance sheets of Day Software Holding AG and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, shareholders' equity and notes for the years then ended, presented on page 28 through 49.

These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with Swiss Auditing Standards and with the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Ltd

Rolf Hauenstein
Swiss Certified Accountant
Auditor in Charge

Jacob Langan
US Certified Public Accountant

Basel, March 26, 2007

Consolidated Balance Sheets

(in thousands CHF, except share information)

ASSETS	December 31, 2006	December 31, 2005
Current assets		
Cash and cash equivalents	8,499	4,256
Restricted cash	–	263
Accounts receivable, net of allowance of CHF 181 and CHF 278 as of December 31, 2006 and 2005, respectively	5,874	7,224
Unbilled receivables	1,478	1,334
Other receivables	92	19
Prepaid expenses	203	272
Total current assets	**16,146**	**13,368**
Non–current assets		
Property and equipment, net	250	129
Capitalized software development costs, net	1,537	1,217
Investments, net	–	200
Goodwill and intangible assets, net	3,137	3,324
Other assets	76	395
Total non-current assets	**5,000**	**5,265**
TOTAL ASSETS	***21,146***	***18,633***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	592	615
Deferred revenue	4,207	3,820
Other current liabilities	522	437
Accrued liabilities	1,433	2,070
Total current liabilities	**6,754**	**6,942**
Deferred revenue less current portion	190	547
Long-term portion of unfunded pension obligation	1,705	–
Total liabilities	**8,649**	**7,489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,381,664 shares issued and outstanding, 676,000 additional authorized and 647,906 conditional as of December 31, 2006; 1,353,570 shared issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13,817	13,536
Treasury shares	(1,255)	(1,227)
Additional paid-in capital	139,938	139,256
Accumulated deficit	(138,033)	(139,911)
Accumulated other comprehensive loss	(1,970)	(510)
Total shareholders' equity	**12,497**	**11,144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***21,146***	***18,633***

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenues		
Software licenses	8,243	7,958
Product support	6,042	4,749
Services	6,323	4,302
Total revenues	**20,608**	**17,009**
Cost of revenues		
Software licenses	230	130
Product support and services	4,827	3,722
Total cost of revenues	**5,057**	**3,852**
Gross profit	**15,551**	**13,157**
Operating expenses		
Research and development	3,035	2,228
Sales and marketing	6,763	6,737
General and administrative	3,474	3,406
Amortization of acquired intangible assets	187	187
Impairment of investments	187	73
Income from operations	**1,905**	**526**
Interest income	43	20
Interest expense	(3)	(1)
Foreign exchange gain (loss)	(32)	44
Other income (expense)	(13)	182
Income before taxes	**1,900**	**771**
Provision for taxes	(22)	(30)
Net income	**1,878**	**741**
Basic earnings per share	**1.38**	**0.58**
Dilutive earnings per share	**1.31**	**0.54**
Shares used in computing basic earnings per share	**1,361,226**	**1,284,247**
Shares used in dilutive basic earnings per share	**1,437,794**	**1,376,295**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands CHF)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Net income	**1,878**	**741**
Adjustments to reconcile net income to net cash provide by (used in) operating activities		
Depreciation and amortization of fixed assets	114	533
Amortization of acquired intangible assets	187	187
Amortization of capitalized software costs	194	74
Impairment of investments	187	73
Net foreign currency exchange (gain) loss	6	(60)
Share-based compensation	455	22
Stock received in exchange for software	–	(129)
Changes in operating assets and liabilities		
Accounts receivable	1,172	(4,395)
Unbilled receivables	36	(1,105)
Prepaid expenses and other current assets	253	378
Other assets	53	(255)
Accounts payable	(15)	184
Deferred revenues	169	1,926
Accrued liabilities	(597)	415
Other current liabilities	85	245
Long-term portion of unfunded pension obligation	347	–
Net cash provided by (used in) operating activities	**4,524**	**(1,166)**
Cash flows from investing activities		
Capitalized software development cost	(514)	(1,291)
Purchases of equipment	(236)	(49)
Net cash used in investing activities	**(750)**	**(1,340)**
Cash flows from financing activities		
Proceeds from stock option exercises	348	444
Net proceeds from issuance of share capital	109	1,974
Purchase of treasury shares	(2,598)	(1,222)
Proceeds from sale of treasury shares	2,621	1,025
Net cash provided by financing activities	**480**	**2,221**
Net increase (decrease) in cash and cash equivalents	**4,254**	**(285)**
Foreign currency adjustment on cash	(11)	41
Cash and cash equivalents at beginning of period	4,256	4,500
Cash and cash equivalents at end of period	**8,499**	**4,256**
Supplemental disclosure of cash flow information		
Net interest paid	3	1
Net taxes paid	22	30
Non-cash investing and financing activities - None	–	–

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

	Share Capital Shares	Share Capital Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	–	85	–	–	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	–	–	1,974
Purchase of treasury shares	–	–	(1,222)	–	–	–	(1,222)
Proceeds from sale of treasury shares	–	–	1,009	16	–	–	1,025
Share-based compensation	–	–	–	22	–	–	22
Comprehensive income							
Net income	–	–	–	–	741	–	741
Foreign currency translation	–	–	–	–	–	79	79
Total comprehensive income	–	–	–	–	–	–	820
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**
Proceeds from exercise of stock options	28,094	281	–	67	–	–	348
Additional proceeds from issuance of share capital	–	–	–	109	–	–	109
Purchase of treasury shares	–	–	(2,598)	–	–	–	(2,598)
Proceeds from sale of treasury shares	–	–	2,570	51	–	–	2,621
Share-based compensation	–	–	–	455	–	–	455
Adjustment to initially apply Financial Accounting Standards Board Statement No. 158	–	–	–	–	–	(1,358)	(1,358)
Comprehensive income							
Net income	–	–	–	–	1,878	–	1,878
Foreign currency translation	–	–	–	–	–	(102)	(102)
Total comprehensive income	–	–	–	–	–	–	1,776
Balances December 31, 2006	**1,381,664**	**13,817**	**(1,255)**	**139,938**	**(138,033)**	**(1,970)**	**12,497**

See accompanying notes to these consolidated financial statements.

(in thousands CHF, except share and per share information)

Note 1 — Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in regional and industry economic conditions in which the Company and/or its customers participate can impact the estimates made by management. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the carrying amount of capitalized software, valuation allowance on net deferred tax assets, the collectibility of accounts receivable, the fair value of stock-based compensation awards, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations of Credit Risk

The Company's operations are subject to new innovations in product design and functionality. Significant technological changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve profitability in this industry segment.

The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by government agencies.

The Company provides credit in the normal course of business to customers and performs credit evaluations on all customers with significant orders. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains valuation allowances for potential credit losses based on the expected collectibility of accounts receivable. Management's estimates are based on historical losses, existing economic conditions and the facts and circumstances for specific receivables. The Company continually monitors past due accounts and pursues collection through various means. To date, the Company has not had significant write-offs of its receivables.

During the year ended December 31, 2006, the Company generated 47% of its revenue from 11 customers who represented 41% of the accounts receivable balance as of December 31, 2006. One customer accounted for approximately 11% of total revenues in 2006. During the year ended December 31, 2005, the Company generated 50% of its revenue from 16 customers who represented 47% of the accounts receivable balance as of December 31, 2005. No single customer accounted for 10% or more of total revenues or accounts receivable in 2005.

The Company derives a substantial portion of its revenue from software licenses, product support and services sold to customers in the United States, Switzerland, Germany and the United Kingdom. The Company's future revenue and results of operations may be significantly and adversely affected by the economic conditions in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the Swiss Franc. The Company does not currently utilize any derivative financial instruments to hedge its foreign currency exchange risks. In order to manage foreign currency exchange risks, the Company attempts to match cash inflows and outflows (revenues with cost of revenues and operating costs) in the same currency to the extent possible. The Company continually monitors its exposure to foreign currency exchange risk. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, British pound and Euro, could significantly impact the Company's financial position and reported results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position 97-2, *Software Revenue Recognition as amended* ("SOP 97-2"). Revenue from license fees and from sales of software products is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For multiple-element arrangements where fair values do not exist for one or more of the delivered elements but do exist for all of the undelivered elements, the Company recognizes revenue using the "residual method" under which the total fair value of the undelivered elements is deferred and subsequently recognized when the basic provisions of SOP 97-2 have been met.

For software licenses that require a significant amount of modification to the source code and the development of applications, revenue is recognized using the percentage of completion method. Under the percentage of completion method of accounting, revenues are recorded as progress towards completion occurs which is measured based on actual costs incurred as a percentage of the total costs expected to be incurred to complete the contract. An allocation is made for core licenses and application development, and such revenues are recorded as license and service revenues, respectively. In cases where the Company uses an integration partner to install software, the Company will use the completed contract method of accounting for license revenue recognition or recognize the revenue upon shipment to the customer, depending on the facts and circumstances surrounding the integration.

Product support revenues, consisting of software license updates and product support are included in the majority of the Company's software license agreements and are generally priced based on a percentage of the product license fee and recognized ratably over the term of the agreement, typically one year. Software license updates and product support provided to customers under maintenance agreements provide customers with rights to unspecified software product upgrades, maintenance releases and patches during the term of the support period.

Service revenues primarily consist of fees from software installation, integration and training. The Company generally bills its professional services customers on a time and materials basis and recognizes revenue as the services are performed. Time incurred for custom application development is reflected as service revenues, unless such application will be licensed without material modifications as discussed previously.

Historically, product upgrades were billed separately as delivered by the Company. In the event product upgrades were offered on an "as available" basis, and were part of a multiple-element arrangement, vendor specific objective evidence was used to allocate value and defer such revenues until delivered.

The Company defers revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the Company's policy. These amounts are reflected as deferred revenue on the accompanying consolidated balance sheets. The Company records an account receivable for software arrangements when the arrangement qualifies for revenue recognition and cash or other consideration has not been received from the customer. The Company will record an unbilled receivable for software arrangements when the arrangement qualifies for revenue recognition but the customer has not yet been billed.

Fair Value of Financial Instruments

The Company has certain financial instruments whereby the actual fair value of the financial instruments could be different from that recorded on a historical cost basis in the accompanying consolidated balance sheets at December 31, 2006 and 2005. The Company has financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, which are carried at cost and approximate fair values due to the short-term nature of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks.

At December 31, 2006 and 2005, the company has pledged cash balances totaling TCHF 168 and TCHF 162, respectively guaranteeing various vendor payments totaling TCHF 68 and TCHF 82, respectively.

Restricted Cash

At December 31, 2006 and 2005, the Company had TCHF 0 and TCHF 263, respectively, of a certificate of deposit collateralizing a letter of credit issued in connection with an office lease security deposit.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over their estimated useful lives ranging from two to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease. Maintenance and repairs are expensed as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Software Development Costs

Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the years ended December 31, 2006 and 2005 totaled TCHF 514 and TCHF 1,291, respectively. Monthly amortization of capitalized software development costs, charged to cost of revenues – software license, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the years ended December 31, 2006 and 2005 was TCHF 194 and TCHF 74.

Costs of internally developed software upgrades and maintenance are expensed as incurred. Costs of training and data conversion are expensed as incurred.

Investments

The Company has an equity investment before impairment charges totaling TCHF 160 in common stock and TCHF 100 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted, but he resigned from his position in 2005. Common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. Preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. In 2005, the Company acquired common and preferred stock in the investee company and received a note receivable for TCHF 33 from the investee company in exchange for cash of TCHF 33. The Company's total ownership percentage in the investee company as of December 31, 2006 and 2005 was 14.65%.

Impairment in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2005, the Company determined that an impairment of TCHF 73 existed on its investments. During 2006, the Company determined that the investment was fully impaired and recorded a TCHF 187 impairment charge. The carrying value of the investment was TCHF 0 and TCHF 200 as of December 31, 2006 and 2005, respectively.

Goodwill and Other Intangible Assets

Intangible assets include goodwill of TCHF 2,422 and other intangible assets (brands) of TCHF 716, which resulted from the acquisition of MarketingNet Ltd. ("MarketingNet") in October 2000.

Goodwill represents the excess of costs over fair value of assets of businesses acquired. In accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Intangible assets, stated at cost net of amortization and impairment charges, include brand name, which is amortized on a straight-line basis over the estimated useful life of ten years and a non-compete agreement which is fully amortized. Accumulated amortization and impairment on other intangible assets as of December 31, 2006 and 2005 was TCHF 12,869 and TCHF 12,683, respectively. Amortization expense of these intangible assets totaled TCHF 187 for each of the years ended December 31, 2006 and 2005. Amortization expense for these intangible assets is estimated to be TCHF 187 in each of the years 2007 through 2010. There were no impairment charges recorded in either 2006 or 2005 on these other intangibles assets.

Goodwill and intangible assets with indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that an asset might be impaired. Impairment, if any, is measured as the difference between the carrying value and the fair value of the asset. Management tested goodwill and intangible assets with indefinite useful lives for impairment during 2006 and 2005 and determined that no impairment existed.

Impairment of Long-lived Assets

In accordance with SFAS 144, long-lived assets, such as property and equipment, capitalized software, and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying amount of the asset exceeds its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Translation adjustments of local currency financial statements into the Swiss Franc ("CHF") are reflected as a component of other comprehensive income. Foreign exchange losses of TCHF 32 for the year ended December 31, 2006 and foreign exchange gains of TCHF 44 for the year ended December 31, 2005 resulting from specific foreign currency transactions are included in the consolidated results of operations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was TCHF 528 and TCHF 444 for the years ended December 31, 2006 and 2005, respectively and is included in sales and marketing expense in the accompanying consolidated financial statements.

Research and Development Costs

Costs related to research, design, and development of computer software and related products are charged to research and development expense as incurred. Research and development expenses are principally comprised of payroll and payroll related costs.

Stock-based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity awards its equity instruments in exchange for employee services. The cost of the employee's service is measured based on the grant dated fair value of the equity instrument, adjusted for estimated forfeiture rate, and is expensed over the vesting period of the equity instrument. SFAS 123R applies to all awards granted, modified, repurchased or cancelled after SFAS 123R is adopted. The Company is using the modified prospective method established under SFAS 123R to account for all unvested awards granted prior to January 1, 2006. Under the modified prospective method, share-based compensation expense is calculated by taking the grant date fair market value of the award calculated under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and amortizing the pro rata expense over the remaining vesting period.

Retirement and Pension Plans

As of December 31, 2006, the Company adopted Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Financial Accounting Standards Board Statements No. 87, 88, 106 and 132(R),* ("SFAS 158"). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the Company's fiscal year-end.

Upon adoption, the Company recorded an adjustment of TCHF 1,358 to the ending balance of accumulated other comprehensive loss. The adjustment to accumulated other comprehensive loss consisted of TCH 715 of unrecognized transition obligations and TCHF 643 of unrecognized actuarial loss. The Company recorded an offsetting adjustment of TCHF 1,358 to the long-term portion of unfunded pension obligation.

Income Taxes

The Company accounts for its income taxes under an asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Deferred income tax assets and liabilities are recognized based on the enacted tax rates that are in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if management determines that it is more likely than not that the Company will not realize all or a portion of these tax assets.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding during the period. Dilutive earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Common stock equivalents totaling 80,286 and 35,220 have been excluded from the calculation of the weighted average shares outstanding for the years ended December 31, 2006 and 2005, respectively, as their effects are anti-dilutive.

New Accounting Standards Not Yet Adopted

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157 *Fair Value Measurements* ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact SFAS 157 will have on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact FIN 48 will have on its consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment as of December 31, 2006 and 2005

In thousands CHF	Life of Assets	2006	2005
Computer equipment and software	2 to 3 years	3,978	3,741
Furniture and fixtures	5 years	1,193	1,178
Leasehold Improvements	Useful life or lease term	2,960	2,975
		8,131	**7,894**
Less Accumulated depreciation		(7,881)	(7,765)
Property and equipment, net		**250**	**129**

For the years ended December 31, 2006 and 2005, depreciation expense totaled TCHF 114 and TCHF 534, respectively.

Note 4 — Commitments and Contingencies

Operating Leases

The Company has several noncancelable operating leases, primarily for its office facilities and certain office equipment in Europe and the United States. These facilities hold all of the Company's operations and expire at various dates ranging from one to three years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Total rent expense for the years ended December 31, 2006 and 2005 was TCHF 816 and TCHF 980, respectively. Sublease income was TCHF 0 and TCHF 180 for the years ended December 31, 2006 and 2005, respectively.

Employment Contracts

The Company has entered into employment contracts with certain officers and employees of the Company. The employment contracts expire at various dates. Under the provisions of the employment contracts, the Company may terminate all of these contracts for cash payments totaling TCHF 1,214.

Indemnification Clauses in Software License Agreements

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of December 31, 2006 and 2005.

The Company's future annual minimum lease payments to be made as of December 31, 2006 and 2005

In thousands CHF	Lease Payments
2007	289
2008	232
2009	128
Thereafter	–
Total	**649**

Note 5 — Shareholders' Equity

Description of Share Capital

The Company's share capital is comprised of ordinary capital, authorized capital and conditional capital. Authorized capital can be issued at the discretion of the Board of Directors of the Company, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 17, 2007). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 676,000 shares of authorized capital, subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 647,906 shares of conditional capital, subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Dividends may be paid only if the Company has sufficient distributable profits from previous fiscal years, or if reserves are sufficient to allow for the distribution of a dividend. The Company is required to retain at least 5% of the annual net profits as a general reserve until such time that the reserves are at least 20% of the Company's nominal share capital. Dividends are subject to the approval of the shareholders. To date, no dividends have been declared.

Share Capital Issuances

In June 2005, Day issued 108,000 shares of authorized capital to a group of investors ("Investors"). Net proceeds from the transaction totaled TCHF 1,914. In connection with the transaction, the Company incurred TCHF 415 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquire 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer. The Company also paid fees totaling TCHF 25 to the Company's Chief Executive Officer's wife for legal services related to the transaction. In connection with the transaction above, the Investors had the right to acquire an additional 12,000 shares at a price of CHF 10.00 per share if the average price of a share became less than the original issue price during the period starting on July 1, 2005 and ending on June 30, 2006. The Investors deposited TCHF 120 in a non-interest bearing bank account to be used to acquire these additional shares. As of June 30, 2006, these funds had not been used to acquire these additional shares and were contributed to the Company as additional paid-in capital.

Treasury Shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts.

During 2006, the Company acquired 94,217 treasury shares at an average price of CHF 20.97 per share and sold 94,589 treasury shares at an average price of CHF 22.87 per share. During 2005, the Company acquired 50,963 treasury shares at an average price of CHF 22.80 per share and sold 44,367 treasury shares at an average price of CHF 23.10 per share.

There were 15,986 and 16,358 shares of capital stock in the treasury as of December 31, 2006 and 2005, respectively.

Share-based Compensation

The Company has two stock option plans, the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United Stated Stock Option Plan (the "United States Option Plan"). Both the International Option Plan and the United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. Substantially all of the stock options outstanding vest over a 2 to 4 year period and all have an exercise price equal to the market value on date of grant. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years. The maximum shares of capital stock for issuance under the United States Option Plan and the International Option Plan is 373,595 and 186,800, respectively.

Share-based compensation expense included in the consolidated statements of operations as of December 31, 2006

In thousands CHF	2006
Cost of revenues	18
Research and development	51
Sales and marketing	138
General and administrative	248
Total share-based compensation	**455**

For the year ended December 31, 2006, the Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123R using the assumptions in the following table. The risk-free interest rate under the International Option Plan is based on the Swiss Confederation bond yield during the option grant period. The risk free interest rate under the United States Option Plan is based on the U.S. Treasury yield curve during the option grant period. The expected life is calculated taking an average between the option vesting term and the contractual term. The expected volatility is based on historical volatility. The forfeiture rates are based on historical forfeitures.

Risk-free interest rate under International Option Plan	2.25%
Risk-free interest rate under United States Option Plan	4.5% - 4.9%
Expected life (years) under International Option Plan	3 - 4.5
Expected life (years) under United States Option Plan	7
Expected volatility	47% - 48.8%
Forfeiture rate under International Option Plan	14.51%
Forfeiture rate under United States Option Plan	6.1%
Dividend yield	–

Stock option activity under the International Option Plan and United States Option Plan for the years ended December 31, 2006 and 2005

	2006	2006	2005	2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	**307,672**	**17.93**	**279,860**	**17.67**
Granted	39,500	23.63	89,950	20.40
Exercised	(28,094)	12.39	(35,916)	12.36
Forfeited	(8,899)	19.57	(26,222)	31.33
Outstanding, end of year	**310,179**	**19.11**	**307,672**	**17.93**
Exercisable, end of year	**245,668**	**18.51**	**247,181**	**17.25**

The weighted average grant date fair value for options issued during 2006 and 2005 was CHF 11.24 and CHF 8.37, respectively.

Summary of capital share options outstanding as of December 31, 2006

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
10.00 – 14.00	85,895	3.97	12.28	84,886	12.27
15.05 – 19.75	54,680	4.51	17.23	44,687	17.17
20.10 – 24.30	139,914	6.12	21.22	90,555	20.95
25.00 – 29.00	9,590	7.09	26.81	5,529	25.76
30.65 – 35.00	20,100	2.84	34.98	20,011	35.00
	310,179			245,668	

Summary of nonvested shares under the International Option Plan and United States Option Plan as of December 31, 2006

	2006	2006
	Number of Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	71,148	11.36
Granted	39,500	11.24
Vested	(43,312)	10.62
Forfeited	(2,825)	10.90
Nonvested, end of year	64,511	11.72

As of December 31, 2006, total share-based compensation cost not yet recognized related to nonvested share-based arrangements was TCHF 756. This cost is estimated to be recognized over a weighted average period of 2.3 years.

Prior to January 1, 2006, the Company applied the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations including Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25* ("FIN 44"). Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by SFAS 123, the Company adopted only the following disclosure requirements of SFAS 123, as amended.

Effect on net income had the Company applied the fair value based method to all outstanding and unvested awards during the year ended December 31, 2005

In thousands CHF, except per share data	
Net income, as reported	741
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	886
Net income, pro forma	(145)
Basic earnings per share, as reported	0.58
Dilutive earnings per share, as reported	0.54
Basic loss per share, pro forma	(0.11)

Assumptions used by the Company for calculation of the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123 for options granted during the year ended December 31, 2005

Risk free interest rate	2.25%
Expected life (years)	5
Expected volatility	43.7%
Dividend yield	–

Note 6 — Retirement and Pension Plans

United States

In the United States, the Company sponsors a 401(k) retirement plan (the "Plan") that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the Plan during 2006 and 2005.

Switzerland

Prior to 2005, the Company sponsored a defined contribution plan (the "Plan") covering all of its employees earning more that TCHF 25 per year. This plan was a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* ("SFAS 87"). Accordingly, the net pension cost in the consolidated financial statements equaled the contributions made by the Company. The premiums, which are based on a percentage of the employee's salary, were paid 50% by the employee and 50% by the employer. The percentage ranges from 8% to 19% of the employee's salary and is dependent on the age and gender.

As of the beginning of 2005, certain law changes were introduced and the Plan was amended, which changed the Plan from a defined contribution plan to a defined benefit plan. As a result, a valuation of the accumulated post-retirement benefit obligation was obtained at January 1, 2005. The initial effect of the plan amendment has been deferred in accordance with SFAS 87 and will be amortized on a straight-line basis over the service periods of those employees active at the date of the plan amendment. The pension benefit obligation in excess of the fair value of pension assets as of January 1, 2005 was TCHF 859 and is expected to be amortized over a period of 12 years.

The Company used December 31, 2006 and 2005 as the measurement date for determining the Plan's fair value of plan assets and the Plan's benefit obligation.

The Plan assets are invested in an insurance contract with a third party and are guaranteed an annual rate of return from 2.5% to 2.75%.

The Company estimates that it will make TCHF 372 in contributions to the Plan during 2007.

Accumulated benefit obligation for the Plan at December 31, 2006 and 2005

In thousands CHF	2006	2005
Accumulated benefit obligation	3,875	3,795

Change in Plan pension benefit obligation during 2006 and 2005

In thousands CHF	2006	2005
Pension benefit obligation at beginning of year	4,854	3,872
Service cost	463	418
Interest cost	123	111
Employee contributions	199	219
Actuarial (gain)/loss	102	346
Net cash outflows to plan participants	(730)	(112)
Pension benefit obligation at end of year	**5,011**	**4,854**

Change in Plan assets during 2006 and 2005

In thousands CHF	2006	2005
Fair value of plan assets at beginning of year	3,443	3,013
Actual return on assets	44	(64)
Company contributions	350	386
Employee contributions	199	220
Net cash outflows to plan participants	(730)	(112)
Fair value of plan assets at end of year	**3,306**	**3,443**

The Plan amounts recognized in the balance sheet at December 31, 2006 and 2005

In thousands CHF	2006	2005
Accrued liabilities	**–**	**(132)**
Long-term portion of unfunded pension obligation	**(1,705)**	–
Amounts recognized in accumulated other comprehensive loss consist of the following		
Transition obligation	715	–
Net actuarial loss	643	–
Net amount recognized	**1,358**	–

The Plan net periodic benefit cost recognized for the years ended December 31, 2006 and 2005

In thousands CHF	2006	2005
Net service cost	463	418
Interest cost	123	110
Expected return on assets	(92)	(81)
Amortization of transition expense	71	71
Net periodic benefit cost recognized during the year	**565**	**518**

Weighted-average assumptions used to determine net benefit cost at December 31, 2006 and 2005

	2006	2005
Discount rate	**2.75%**	**2.9%**
Expected long-term rate of return on plan assets	**2.75%**	**2.5%**
Rate of compensation increase	**1.5%**	**1.5%**

Projected benefit payments over the next ten years

In thousands CHF	
2007	228
2008	228
2009	228
2010	228
2011	228
2012 to 2016	1,140

Note 7 — Income Taxes

The components of income (loss) before the provision for taxes for the years ended December 31, 2006 and 2005

In thousands CHF	2006	2005
Europe	2,785	3,680
Americas	(885)	(2,909)
Total	**1,900**	**771**

The components of the provision for taxes for the years ended December 31, 2006 and 2005

In thousands CHF	2006	2005
Current		
Europe	13	3
Americas	9	27
Total current	**22**	**30**
Deferred	–	–
Total provision for income taxes	**22**	**30**

A substantial portion of the Company's operations are outside of Switzerland and in various countries with different tax laws and rates. As a result the weighted-average statutory tax rate will vary from year to year according to each country's pretax income or loss. The weighted average statutory rate is calculated using the pretax income of each country multiplied by the respective country's tax rate.

Reconciliation of the weighted average statutory tax rate and the effective income tax rate for the years ended December 31, 2006 and 2005

	2006	2005
Weighted average statutory tax rate	29.3%	25.3%
Items taxed at other than weighted average rate	13.9%	(8.3%)
Change in valuation allowances	(44.0%)	(18.9%)
Other	1.9%	5.8%
Effective tax rate	1.1%	3.9%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005

In thousands CHF	2006	2005
Deferred tax assets		
Accrued pension cost	423	33
Share-based compensation	38	–
Net operating loss carryforwards	46,192	47,348
Total deferred tax assets	**46,653**	**47,381**
Less valuation allowance	(46,653)	(47,381)
Net deferred tax assets	–	–

The Company records a valuation allowance to reduce its deferred tax assets to the level that management believes will more likely than not be realized. The Company has recorded a full valuation allowance with respect to its deferred tax assets as the Company believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2006 and 2005, the change in the deferred tax asset allowance amounted to a decrease of TCHF 728 and an increase of TCHF 118, respectively.

As of December 31, 2006, the Company had net operating loss carryforwards amounting to approximately TCHF 215,445, in a jurisdiction of Switzerland, which expire beginning 2007 through 2013. The effective total income tax rate in the Canton of Basel, Switzerland, the jurisdiction of the Company's primary income generating activity, is approximately 24.8%. Day Software Holding AG does not pay any cantonal taxes, only federal taxes at 7.8%. In addition, the Company has certain net operating losses in Germany, Singapore and the United Kingdom amounting to approximately TCHF 20,601 in 2006 which will be carried forward until they are used to offset taxable income.

As of December 31, 2006, the Company had United States federal and state net operating loss carryforwards amounting to approximately TCHF 39,786. These federal and state net operating loss carryforwards expire beginning in 2019 and 2006, respectively. Section 382 of the United States Internal Revenue Code includes provisions that may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in stock ownership.

Note 8 — Segment and Other Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales.

Segments by geographic area of origin for December 31, 2006 and 2005

In thousands CHF	2006	2005
Revenues		
Europe	13,869	13,125
Americas	9,010	7,049
Asia Pacific	875	271
Elimination of intergeographic revenues	(3,146)	(3,436)
Total revenues	**20,608**	**17,009**
Software license revenues		
Europe	3,518	2,425
Americas	4,111	5,148
Asia Pacific	614	385
Total software license revenues	**8,243**	**7,958**
Product support revenues		
Europe	3,720	3,383
Americas	2,119	1,229
Asia Pacific	203	137
Total product support revenues	**6,042**	**4,749**
Services revenues		
Europe	3,485	3,619
Americas	2,780	672
Asia Pacific	58	11
Total services revenues	**6,323**	**4,302**
Net income (loss)		
Europe	2,772	3,653
Americas	(894)	(2,912)
Total net income (loss)	**1,878**	**741**
Assets		
Europe	16,266	12,385
Americas	4,880	6,248
Total assets	**21,146**	**18,633**

Segments by geographic area of origin (continued).

In thousands CHF	2006	2005
Expenditures for long-lived assets		
Europe	184	14
Americas	52	35
Total expenditures for long-lived assets	**236**	**49**
Interest income		
Europe	30	15
Americas	13	5
Total interest income	**43**	**20**
Amortization of intangible assets		
Europe	187	187
Total amortization of intangible assets	187	187
Depreciation of fixed assets		
Europe	75	469
Americas	38	65
Total depreciation of fixed assets	**113**	**534**

Note 9 — Related Party Transactions

For the years ended December 31, 2006 and 2005, the Company incurred legal fees totalling TCHF 34 and TCHF 25, respectively, for work performed by Greg Williams, a non-executive member of the Board of Directors, while Mr. Williams was a partner with the law firm of Allen Matkins Leck Gamble & Mallory LLP and was serving as Day's principal outside legal counsel. Additional related party transactions for the years ended December 31, 2006 and 2005 are disclosed in these notes to the consolidated financial statements.

Note 10 — Subsequent Events

Subsequent to December 31, 2006, the Company entered into a loan and security agreement with a bank where by the Company can finance eligible receivables up to 80% of USD 1.25 million in accordance with the terms of the agreement.



Independent Report of the Statutory Auditors to the General Meeting of Day Software Holding AG, Basel

KPMG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, profit and loss statements and notes) of Day Software Holding AG (the "Company") for the year ended December 31, 2006, presented on page 52 through 55.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements 2006 submitted to you be approved.

KPMG Ltd

Rolf Hauenstein
Swiss Certified Accountant
Auditor in Charge

Florence Furler
Swiss Certified Accountant

Basel, March 26, 2007

Day Software Holding AG Balance Sheets

(in thousands CHF)

ASSETS	December 31, 2006	December 31, 2005
Current assets		
Cash and cash equivalents	2,141	1,993
Prepaid expenses	16	15
Treasury shares	449	363
Total current assets	**2,606**	**2,371**
Non-current assets		
Long-term investments and loans in subsidiaries, net	13,040	13,012
Total non-current assets	**13,040**	**13,012**
TOTAL ASSETS	***15,646***	***15,383***

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Trade payables due to third parties	83	27
Short-term debt due to subsidiaries	311	311
Accrued liabilities	117	114
Total liabilities	**511**	**452**
Shareholders' Equity		
Share capital	13,817	13,536
Legal reserves		
General reserve	344	2,162
Reserve for treasury shares	1,227	1,227
Accumulated deficit	(253)	(1,994)
Total shareholders' equity	**15,135**	**14,931**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***15,646***	***15,383***

See accompanying notes to these financial statements.

Day Software Holding AG
Profit and Loss Statements

(in thousands CHF)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Income		
Interest income	1,998	1,818
Reversal of impairment charge on loans in subsidiaries	82	–
Increase in value of treasury shares	57	19
Foreign exchange gain	5	5
Gain on treasury shares	51	16
Total income	**2,193**	**1,858**
Expenses		
Consultancy fees	(432)	(320)
Allowances for intercompany loans	(1,975)	(3,476)
Bank charges	(6)	(8)
Other expense	(21)	(36)
Loss before taxes	**(241)**	**(1,982)**
Taxes	(12)	(12)
Net loss	**(253)**	**(1,994)**

See accompanying notes to these financial statements.

Note 1 — Guarantees in favor of third parties

In thousands of CHF	2006	2005
Guarantees (total amount)	68	82
Pledged assets	168	162

Note 2 — Treasury shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts. During 2006, the Company acquired 94,217 treasury shares at an average price of CHF 20.97 per share and sold 94,589 treasury shares at an average price of CHF 22.87 per share. There were 15,986 and 16,358 shares of capital stock in the treasury as of December 31, 2006 and 2005, respectively. These treasury shares are valued at market value and are included in current assets at December 31, 2006 and 2005.

Note 3 — Authorized and conditional increase of share capital

In Thousands of CHF	2006	2005
Unissued authorized share capital	6,760	4,960
Unissued conditional share capital	6,479	5,681

Note 4 — Investments in subsidiaries as of December 31, 2006

Subsidiary and Domicile	Functional Currency	Share Capital	Ownership %
Day Management AG, Basel, Switzerland	CHF	250.00	100
Day Software AG, Basel, Switzerland	CHF	100.00	100
Day Software GmbH, Munich, Germany	EUR	25.00	100
Day Software, Ltd., London, United Kingdom	GBP	2,800.10	100
Day Software, Inc., Newport Beach, United States	USD	420.00	100
Day Interactive Singapore PTE Ltd., Singapore	SGD	100.00	100
MarketingNet Ltd, Leamington Spa, United Kingdom	GBP	20.80	100

Note 5 — Shareholders

The principal shareholders of the Company (quoted on a stock exchange)

	2006 ownership %	2005 ownership %
Michael Moppert	16.40%	16.74%
David Nüscheler	8.77%	8.95%
Roger Mäder	7.65%	10.00%
Chase Nominees Ltd.	5.12%	–
M. Steinemann and D. Steinemann (family)	5.03%	–

Note 6 — Value Added Tax (VAT)

The Company is a member of a VAT Group and is therefore jointly liable for all VAT liabilities of the Group.

Appropriation of Legal Reserves (General Reserve)

The Board of Directors proposed the appropriation of the legal reserves (general reserve) to offset the accumulated deficit for the year ended December 31, 2005.



Share Data and Other Information

Stock exchange	SWX Swiss Exchange
Security type	Registered Shares
Security number	1047421
Symbol	DAYN
First listing date	April 3, 2000
Nominal value	CHF 10
Issue price	CHF 440

Stock exchange	U.S. Over-The-Counter
Security type	American Depositary Receipts
Security number	CUSIP 23954P102
Symbol	DYIHY

The shareholder meeting of Day Software Holding AG will take place on May 16, 2007 in Basel, Switzerland.

About Day

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (Symbol: DAYN) since April 2000. Day's securities are also traded in the U.S.'s Over-The-Counter market in the form of American Depositary Receipts (Symbol: DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen..

A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Actual events or results, of course, could differ materially. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially from such forward-looking statements are its limited operating history, its need to stay on the forefront of technological development within its industry, and its ability to expand into new geographic markets. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Contact

Corporate Headquarters	Day Software Holding AG Barfüsserplatz 6, 4001 Basel Switzerland http://www.day.com
Investor Relations	Peter Nachbur T +41 61 226 98 98 F +41 61 226 98 97 E-Mail: peter.nachbur@day.com
Shareholder Register	SEGA Aktienregister AG P.O. Box, 4601 Olten, Switzerland T +41 62 205 36 95 F +41 62 205 39 66

The English text of this 2006 Day Annual Report represents the binding version.

Copyright © 1993-2007 Day Management AG, Switzerland. All rights reserved.

DAY, the DAY logo, Communiqué, ContentBus and CRX Content Repository Extreme are registered trademarks and service marks, or are trademarks and service marks, of Day Management AG, in various countries around the world. All other product names and company logos mentioned in the information, documents or other items provided or available herein may be the trademarks of their respective owners.

Copyright © 1993-2007 Day Management AG, Switzerland. All rights reserved.

EXHIBIT H

RECEIVED

From December 1, 2004 to April 13, 2007, the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in prior submissions dated December 3, 2004, May 23, 2005, September 1, 2005, June 2, 2006, September 20, 2006 and December 11, 2006.

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

1	Title:	Day Software to Join Web Content Panel at AIIM Conference & Expo
	Dated/Distributed	April 19, 2007
2	Title:	Day Software Announces New Digital Asset Management Solution
	Dated/Distributed	April 17, 2007
3	Title:	Day Ships Latest Versions of Communiqué and CRX Solidifying Leadership in Content Management for Global Enterprises
	Dated/Distributed:	April 16, 2007
4	Title:	Day and Quatico Deliver Easy Migration of Obtree C4 to Day Communiqué
	Dated/Distributed:	April 02, 2007
5	Title:	Day Software to Present at Gartner Conference
	Dated/Distributed:	March 19, 2007
6	Title:	Day Software Delivers Standardized Connectivity for IBM Lotus Domino
	Dated/Distributed:	March 19, 2007
7	Title:	Day Software Delivers Standardized Connectivity for ECM Documentum
	Dated/Distributed:	March 12, 2007
8	Title:	Day Software Delivers Standardized Connectivity for Microsoft SharePoint
	Dated/Distributed:	March 05, 2007

9	Title:	Day Software Delivers Standardized Connectivity for Interwoven TeamSite
	Dated/Distributed:	February 26, 2007
10	Title:	Day Reports Fourth Quarter and Fiscal Year 2006 Financial Results
	Dated/Distributed:	February 21, 2007
11	Title:	Day Software Delivers Standardized Connectivity for Vignette VCM
	Dated/Distributed:	February 19, 2007
12	Title:	Day Software Delivers Standardized Connectivity for Open Text Livelink
	Dated/Distributed:	February 12, 2007
13	Title:	Day's Search Enabling Technology Featured at FASTforward '07
	Dated/Distributed:	February 08, 2007
14	Title:	Day Software Delivers Standardized Connectivity for FileNet P8 Content Manager
	Dated/Distributed:	February 05, 2007
15	Title:	Day's Revolutionary Technology on Display at Content Week 2007
	Dated/Distributed:	January 30, 2007
16	Title:	Day Launches Extensive Service and Support Offerings for Apache Jackrabbit
	Dated/Distributed:	January 26, 2007
17	Title:	Day Software to be Listed on International OTCQX
	Dated/Distributed:	January 24, 2007
18	Title:	Day Software Wins Award for Architectural Excellence
	Dated/Distributed:	December 13, 2006

FINANCIALS

4	Title:	Day Software 2006 Annual Report
	Dated/Distributed:	April 27, 2007

Day

Day Software to Join Web Content Panel at AIIM Conference & Expo

Software innovator to advise enterprises on managing digital business data

Basel, Switzerland & Newport Beach, CA (April 19, 2007) -- Day Software (SWX:DAYN) (OTC:DYIHY), a leading provider of global content management and content infrastructure software, will speak at the AIIM Expo in Boston, Thursday, April 19. The company's senior vice president of global marketing, Santi Pierini, will participate on a key panel at the event discussing managing online content.

The panel, "Web Content: Too many sites, too many authors, too many repositories – we're busting at the seams!" will examine how enterprises can effectively navigate an online world demanding close management of critical data, helping them succeed in global business, in the digital age. Executives from Adobe, Oracle and Vignette will also join the session **(TBC).**

Thursday, April 19, 2007
10:00am ET
AIIM Conference & Expo
Boston Convention & Exhibition Center
Santi Pierini, Day Software

"The AIIM Web Content panel will discuss how enterprises can best manage their online assets to compete in a digital world," said Pierini. "Day recognizes a need among global companies to efficiently manage their Web content while achieving measurable return on investment. We're playing a leading role in the evolution of the way data is structured and stored, and we look forward to serving as a key industry resource at AIIM."

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the Web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post

World Net, General Electric, InterContinental Hotels Group, McDonald's, UBS and Volkswagen.

About the AIIM Conference & Expo
Attend the AIIM Conference & Expo for expert insight and advice from the world's leading enterprise content and information management practitioners. Come join hundreds of information management professionals who gather at AIIM to evaluate the following technologies and strategies: data capture and storage, records management and compliance, content and document management, search and information access, content integration and business process management. There is not better place to compare, contrast and evaluate the products / services you may already be researching online and meet face-to-face with the top ECM and information management vendors and industry professionals.

AIIM is co-located with ON DEMAND Conference & Expo – The Digital Printing Event. The two events together are a perfect representation of the entire "information life cycle" – from data capture through printed delivery. See all the entire process from start to finish! For more information on ON DEMAND Conference & Expo, please visit www.ondemandexpo.com.

Contacts

Day Software
Jackie Cadorin, 949-706-5300
jackie.cadorin@day.com

LEWIS PR for Day Software
Katie Eakins / Wanda Soler, 619-516-2559
day@lewispr.com

Media information

Day Software Announces New Digital Asset Management Solution

First JSR 170-compliant solution to offer comprehensive management of digital and online assets

Basel, Switzerland and Newport Beach, California – April 17, 2007 – Day Software (SWX: DAYN, OTC: DYIHY), a leading provider of global content management and content infrastructure software, is releasing a new, standalone digital asset management solution. Part of Communiqué, Day's enterprise content management suite, Communiqué Digital Asset Management (CQ DAM) is the first to fully leverage a Java Content Repository (JCR) that is JSR 170-based, the industry standard for content access. The only native JCR-standard-compliant DAM solution available, CQ DAM is expected to distribute in mid-2007.

Delivering unparalleled global asset distribution and sharing through a centralized storage system, Day's CQ DAM provides global, enterprise-wide access to digital assets via the web. The new solution includes essential DAM services such as a powerful metadata management engine, comprehensive version control, user and workgroup management, as well as integration with relevant third-party tools.

"Companies worldwide have witnessed a rich-media revolution, whereby Web content, images, audio and video have all become business-relevant media types," said Michael Moppert, Chairman and CEO. "Day's new CQ DAM solution easily connects organizations with their critical information, enabling them to streamline the way they manage digital assets of all types, while delivering the brand control and consistency that our blue-chip customers require."

Day's CQ DAM also provides intellectual property protection by creating dynamic rules for each asset or asset class, in order to control access and user rights. The system includes the ability to watermark and track digital information, and control the use of individual components. The product also offers a powerful workflow engine that enables the implementation of cross—organizational processes for content creation, editing, approval processing, quality control, metadata management, distribution and archival.

Key Features

Browser-based User Interface
CQ DAM provides an easy-to-use and intuitive user interface, delivering the power of a desktop application (including extensive drag & drop support), through the flexibility of a Web browser.

Graphics Support
Thumbnails are automatically generated from embedded images. CQ DAM allows the conversion and recompression of images, supporting image filters, scaling, cropping and watermarks.

Video Support
Allows importing and exporting of Final Cut Pro EDL. Scene sequences and clips can be produced in the system and keyframes can be extracted. Annotations and attachments can be added to all video assets.

Audio Support
Allows importing of an extensive variety of audio formats. ID3 tags are extracted and organized into an appropriate metadata structure. Embedded images are extracted for thumbnail generation.

Document Support
Compatible with an extensive variety of document formats, including Adobe PDF, MS Office and Quark Express. Documents are indexed when imported. Metadata is automatically extracted, enabling full text search in documents, as well as keyword search in metadata or taxonomy. In addition, documents can have any number of labels so that they can be put into any number of 'virtual' folders, keeping only one physical copy.

Process Support
CQ DAM provides a workflow and notifications functionality. The grouping of assets from various locations in trays allows joint processing and downloading of any set of assets. Access control on repository level allows to easily managing access rights.

Metadata support
Metadata from all digital assets is extracted and indexed during the import stage, and can be managed and extended on a fine, granular level. Additional Metadata information can be added at any stage. These metadata are consistently versioned together with the corresponding asset. Information about digital rights connected to the assets is maintained as a specific type of metadata.

Import & Export
CQ DAM supports the WebDAV protocol. Using a WebDAV folder facilitates the mass import and export of digital assets. XML import and export is also provided.

Versioning & Logging
CQ DAM uses the powerful JCR versioning functionality for consistent versioning of all digital assets. All relevant activities on the system are logged for later reference.

Applications developed that leverage the industry standard API can run on any JSR 170-compliant repository, which represents a revolutionary shift in the content management industry. Previously, companies found their content locked away in proprietary legacy repositories. This new standard, which Day spearheaded with the support of industry leaders, is focused on the customer by allowing them to access and use their most valuable information.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regard less of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins / Wanda Soler
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

RECEIVED

Media information

Day Ships Latest Versions of Communiqué and CRX Solidifying Leadership in Content Management for Global Enterprises

Providing Most Open and Standardized Content Management Solution

Basel, Switzerland and Newport Beach, California – April 16, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the availability of Communiqué 4.2 and Content Repository Extreme (CRX) 1.3.1, the only native JCR (JSR 170) standard compliant enterprise content management solution and Java Content Repository available on the market today.

These latest releases of Communiqué and CRX contain key enhancements that are directed towards an even better usability for all users – authors, administrators, and developers, and improvements scalability and performance – to further facilitate all tasks related to the content life cycle in a global enterprise. Specific enhancements include active clustering of author instances, SAP portal integration and synchronization with Day's connector products providing an easy start to connect to third party repositories by using JCR connectors.

Applications developed that leverage the industry standard API can run on any JSR170 compliant repository, which represents a revolutionary shift in the content management industry. Previously, companies found their content locked away in proprietary legacy repositories. This new standard, of which Day spearheaded with the support of industry leaders, is focused on the customer by allowing them to access and use their most valuable information. Communiqué 4.2 ships with and runs natively on Day's innovative Java Content Repository (JCR), CRX.

Key Enhancements

Synchronization with Day's Legacy Repository Connectors
Through this standardized connectivity, Communiqué can easily access content from other legacy repositories. Day's JCR connectors provide content from a variety of repository through the JSR-170 API.

Clustering of Author Instances with CRX
Based on the cluster functionality in the CRX 1.3.1 release, Communiqué 4.2 supports active clustering of author instances. With this it is possible to have several Communiqué servers combined to form a cluster and provide one Communiqué Author instance.

Japanese User Interface Added
As an additional language for the user interface, Japanese is now maintained in the product. This further simplifies a global rollout of the system.

Add-On: Portal Adapter for SAP Portal 6.0
This new Add-On allows easy integration of Communiqué content and functionality into a SAP Portal environment. Out-of-the-box portlets can be used to display Communiqué managed content that is dynamically associated to the iView.

Seamless Migration
Communiqué 4.2 is a natural continuation of prior Communiqué releases, and provides an easy transition from older releases. Existing Communiqué projects can be migrated "in place" with help of an update installer, leaving the existing deployments and architecture intact.

If you are an existing Day customer or a partner, you can obtain the latest product releases at http://daycare.day.com/home/products.html

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

Day

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Media information

RECEIVED
2007 MAY -2 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Day and Quatico Deliver Easy Migration of Obtree C4 to Day Communiqué

Day Software Certifies Quatico Solutions AG's Content Importer to enable companies to move from proprietary legacy repository to leading ECM solution

Basel, Switzerland – April 2, 2007 – Day Software Holding AG (SWX: DAYN, OTC:DYIHY), a leading provider of global content management software, and Quatico Solutions AG, a leading content management services provider, today announced that Day has awarded "Data Migration" certification to the Quatico Content Importer (QCI), opening the door for efficient, cost-effective migrations of legacy data from OpenText/Obtree C4 into Day Communiqué.

This certification will ensure that former Obtree customers can leverage Quatico Solutions to simplify large-scale data migration, consolidation and synchronization projects, enabling seamless upgrades to Day Communiqué. Customers will benefit from Day's future-proof architecture based on the leading content standard, JCR (JSR 170).

"Previous migration projects have taught us that leveraging effective migration tools early in a project is crucial for salvaging the content investments locked away inside legacy repositories. With QCI, customers can easily migrate their most critical information into Day's collaborative platform," said Beat Christen, Managing Partner at Quatico. "While migrating content from Obtree C4 is an immediate need for many customers, we are also working on providing migration to Day Communiqué from a variety of other legacy CMS repositories."

"We are pleased with Quatico's efforts to provide a direct upgrade path for Obtree C4 customers to Day's future-proof, JCR-based applications," said Jean-Michel Pittet, SVP Engineering at Day Software. "QCI will help our customers to substantially improve the efficiency and increase the ROI associated with their ECM initiatives, consolidations and upgrades."

For a limited time, until June 30, 2007, Quatico is providing a free workshop for evaluating the cost savings potential using the Quatico Content Importer. Contact info@quatico.com for further information, or to schedule a workshop.

About Quatico (www.quatico.com)

Quatico Solutions AG specializes in creating Intranet and Internet Web Applications. Quatico works in a close partnership with customers to achieve high quality solutions, ranging from large-scale Content Management Systems to Business Process-enabled, collaborative Web Applications.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Günther Kanzler
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98

E-Mail: guenther.kanzler@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Software innovator to deliver session on Web 2.0

Basel, Switzerland and Newport Beach, California - March 19, 2007

Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, will speak at the Gartner Portals, Content & Collaboration Summit in Orlando, Tuesday, March 20.

The company's senior vice president of global marketing, Santi Pierini, will present during the event's Solution Provider Session. He will also deliver a case study on Day's implementation for its customer Bodog.com Entertainment. Pierini will focus on Web 2.0 as a crucial component of effective and successful global businesses in the digital age. He will discuss how content management (CM) companies like Day Software can leverage the attributes of Web 2.0 technology to provide the most advanced CM solutions to enterprises worldwide.

The case study on Bodog.com Entertainment, a global media and digital entertainment company, will include details on why the company turned to Day to assist with a Web infrastructure overhaul that would enable Bodog.com to leverage open source in its CM initiatives. Pierini will reveal how Day Software's own enterprise content management suite, Communiqué, along with Web 2.0 technology, are driving Bodog.com's growth.

"We hope our sessions at the Gartner Summit will educate others seeking to use Web 2.0 technology to meet their content management needs," said Pierini. "Day has made a significant, positive impact within our industry, achieving near-immediate ROI for several global companies with our proprietary solutions. We're playing a leading role in the evolution of the way content is managed and stored and look forward to sharing our experience and vision at the Summit."

- Tuesday, March 20, 2007
- 3:15 - 3:45pm EDT
- Solution Provider Session
- "Web 2.0 for the Enterprise"
- Santi Pierini, Day Software

- 3:50 - 4:15pm EDT
- Sponsor Case Study
- "Bodog.com Bets on Content Management"
- Santi Pierini, Day Software

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental

Hotels Group, McDonald's, UBS and Volkswagen.

About the Gartner Portals, Content & Collaboration Summit
The Gartner Portals, Content & Collaboration Summit is the only event designed to explain the technologies and best practices required for innovative work to happen. This 2.5-day forum looks at workplace technologies, such as portals, content management, communications tools, office suites, VoIP, collaboration support technologies and mobile devices. Analysts will discuss how these technologies are a key element in raising overall organizational productivity and employee impact. Many of the more than 40 content sessions will feature case studies and panel discussions presented by end users and industry professionals. For complete event details, please visit the Gartner Portals, Content & Collaboration Summit Web site at www.gartner.com/us/pcc.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660
T +1 949 706 5300
jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software
T +1 619 516 2559
day@lewispr.com

The English text of this press release represents the binding version.

RECEIVED
2007 MAY -2 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Day

Media information

Day Software Delivers Standardized Connectivity for IBM Lotus Domino

Standards Leader Ships JSR 170 Interoperability for Legacy Repository

Basel, Switzerland and Newport Beach, California – March 19, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for IBM Lotus Domino v6.5 & v7.0, creating greater interoperability and openness for the legacy repositories.

The IBM Lotus Domino connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access (read) critical content, including metadata, users, groups and group memberships from the Lotus Domino repository
- Access Control List (ACL) association to fulfill enterprise security requirements
- Content Search of the Lotus Domino repository using the Xpath or SQL query language
- Access to all content stored in the Lotus Domino repository, or to a subset using repository views
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the Lotus Domino repository
- Ability to export repository content

Operational Features

- Configurable content mapping from the connector to a Lotus Domino repository
- Configurable repository views allowing a connector to access only a selected portion of a Lotus Domino repository
- Parallel connector instances on multiple disjointed repository views
- Configurable observation intervals
- Minimal memory and disk usage profiles to support full scans of large repositories
- Application access via JNDI, RMI or WebDAV
- Single Sign-On support

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Day

RECEIVED
2007 MAY -2 A 6:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media information

Day Software Delivers Standardized Connectivity for EMC Documentum

Standards Leader Ships JSR 170 Interoperability for ECM Vendor

Basel, Switzerland and Newport Beach, California – March 12, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for EMC Documentum v5.X, creating greater interoperability and openness for the Enterprise Content Management (ECM) vendor.

The EMC Documentum connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access (read) critical content, including metadata, users, groups and group memberships from the Documentum repository
- Access Control List (ACL) association to fulfill enterprise security requirements
- Content Search of the Documentum repository using the Xpath or SQL query language
- Access to all content stored in the Documentum repository, or to a subset using repository views
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the Documentum repository
- Ability to export repository content

Operational Features

- Configurable content mapping from the connector to a Documentum repository
- Configurable repository views allowing a connector to access *only* a selected portion of a Documentum repository
- Parallel connector instances on multiple disjointed repository views
- Configurable deferred loading of binaries accessible by an application via a URL
- Configurable observation intervals
- Minimal memory and disk usage profiles to support full scans of large repositories
- Application access via JNDI, RMI or WebDAV
- Single Sign-On support

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

Day

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Day

RECEIVED
2007 MAY -2 A 6:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media information

Day Software Delivers Standardized Connectivity for Microsoft SharePoint

Standards Leader Ships JSR 170 Interoperability for Legacy Repositories

Basel, Switzerland and Newport Beach, California – March 5, 2007 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading legacy repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for Microsoft SharePoint, creating java connectivity, greater interoperability and openness for the legacy repository.

The Microsoft SharePoint connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access (read) critical content, including metadata, users, groups and group memberships from the SharePoint repository
- Access Control List (ACL) association to fulfill enterprise security requirements
- Content Search of the SharePoint repository using the Xpath or SQL query language
- Access to all content stored in the SharePoint repository, or to a subset using repository views
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the SharePoint repository
- Ability to export repository content

Operational Features

- Configurable content mapping from the connector to a SharePoint repository
- Configurable repository views allowing a connector to access only a selected portion of a SharePoint repository
- Parallel connector instances on multiple disjointed repository views
- Configurable deferred loading of binaries accessible by an application via a URL
- Configurable observation intervals

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Media information

Day Software Delivers Standardized Connectivity for Interwoven TeamSite

Standards Leader Ships JSR 170 Interoperability for Legacy Repositories

Basel, Switzerland and Newport Beach, California – February 26, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading legacy repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for Interwoven TeamSite, creating greater interoperability and openness for the legacy document repository vendor. Other connectors that are in development include interfaces for Microsoft SharePoint, IBM Domino.doc, and Software AG Tamino, among others.

The Interwoven TeamSite connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access (read) critical content, including metadata, users, groups and group memberships from the TeamSite repository
- Access Control List (ACL) association to fulfill enterprise security requirements
- Content Search of the TeamSite repository using the Xpath or SQL query language
- Access to all content stored in the TeamSite repository, or to a subset using repository views.
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the TeamSite repository
- Ability to export repository content

Operational Features

- Configurable content mapping from the connector to a TeamSite repository
- Configurable repository views allowing a connector to access only a selected portion of a TeamSite repository
- Parallel connector instances on multiple disjointed repository views
- Configurable deferred loading of binaries accessible by an application via a URL
- Configurable observation intervals

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T +1 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

RECEIVED
2007 MAY -2 A 6:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media information

Day Reports Fourth Quarter and Fiscal Year 2006 Financial Results

Company Delivers Best Yearly Results Ever

Basel, Switzerland – February 21, 2007 – Day Software Holding AG (SWX: DAYN, OTC:DYIHY), a leading provider of global content management software, today announced financial results for the fiscal year ending December 31, 2006.

Financial Summary 2006:

- Annual revenue increased 21%
- Net income increased 156%
- Operating income increased 262%
- Non-GAAP income increased 166%
- Increased non-GAAP dilutive earnings per share (EPS) to CHF 1.88

Total revenue for the fiscal year 2006 was CHF 20.6 million, compared with revenues of CHF 17.0 million for the previous year, an increase of 21%. License revenues for the fiscal year 2006 totaled CHF 8.24 million, versus license revenues for the previous year of CHF 7.96 million. Product Support and Services revenue for the fiscal year 2006 was CHF 12.37 million, compared to CHF 9.05 million the prior year. Net income for the fiscal year 2006 was CHF 1.9 million compared to a net income of TCHF 741 for the prior year, an increase of 156%.

"We are very pleased to report our strongest results ever, with record profitability and revenues for 2006," said Michael Moppert, CEO and Chairman of Day. "Our core business - enterprise content management solutions - provided a healthy revenue basis for the year. In addition, we saw increasing acceptance of our software infrastructure products, diversifying our offerings and opening up new revenue opportunities for the company. Based on our innovative product portfolio we signed OEM contracts with industry leaders such as FAST and Oracle. We have begun the new year with a lot of momentum and believe that the combination of our content management business, our infrastructure products, and the expansion of distribution channels through OEM partnerships will be a very solid basis for continued, profitable growth in 2007."

On a non-GAAP basis, Day's net income for the fourth quarter 2006 was CHF 1.21 million, versus a loss of TCHF 62 for the same quarter of last year. Also on a non-GAAP basis, net income for the fiscal year ended December 31, 2006 increased by 166% over last year, totaling CHF 2.71 million, compared to CHF 1.02 million for the fiscal year ended December 31, 2005. The non-GAAP dilutive earnings per share

(EPS) was CHF 1.88 for the current fiscal year, compared to CHF 0.74 for the previous year.

Non-GAAP results exclude, acquisition-related charges, share-based compensation expense, amortization expense for certain intangible assets, and one-time charges and gains. One-time charges and gains generally relate to business restructuring, investment and fixed asset impairment. The non-GAAP financial measures included are not meant to be considered in isolation from, superior to, or a substitute for results of operations prepared in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies.

Successful product launches, and technology leadership

In 2006, Day launched Communiqué 4.1, the latest version of the only native JCR (JSR 170) standard compliant enterprise content management solution available on the market. Initiated by Day, JSR 170 is the Java Content Repository (JCR) standard for the enterprise content management industry.

Day also launched Content Repository Extreme (CRX) version 1.2, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises. New features in Day's CRX enable the exchange of high-value content between applications and underlying repositories.

Driving Industry Fundamental Standard

In 2006 Day continued to be the leader of a global industry group that has developed the new standard for enterprise content, JSR 170/JSR 283. This initiative has gained the support of all major industry players such as IBM, Oracle, SUN, HP and BEA. With new products in place Day is now one of the first companies to make this technology commercially available to the industry.

2006 Highlights

- **Industry Leadership**. Day leveraged its fourth annual Global Content Management Summit in Lucerne, Switzerland, where executives from leading companies around the world, such as Audi, Credit Suisse, General Motors, Merck, Volkswagen and many others gathered to share best practices about managing enterprise content on a global scale.

- **Technological Leadership**. Day continued to head a global expert group that defines the future standards for the content management industry. In May and September 2006 the company hosted meetings of the expert group of JSR 283, the next version of JSR 170, the groundbreaking Java standard for Content Repositories.

- **Product Leadership**. Day further demonstrated its industry thought leadership by becoming the first company to ship both an ECM solution and a Java Content Repository based on groundbreaking new standard, JSR 170. Day initiated and has led the development of this innovative standard over the past four years.

- **Increasing Customer Base.** New customers added 2006 include leading companies such as: Bank of America, Bodog, DTN, General Motors, Hessischer Rundfunk, Kodak, Merck, Mitsubishi, Nissan, Vodafone, World Savings, Rundfunk Berlin-Brandenburg and Zürcher Kantonalbank. Many existing customers expanded the use of Day Software's products, such as Audi, DaimlerChrysler, Qinetiq, Voestalpine, Volkswagen and West LB.

- **Channel Development**. New channel opportunities include Oracle and FAST. Day signed an agreement with Oracle to deliver a JSR 170 compliant connectivity to legacy repositories, providing standardized access. Additionally, Day signed an agreement with FAST to provide both connectivity and JSR170 enablement for the FAST enterprise search products.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail: peter.nachbur@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

ASSETS	December 31, 2006	December 31, 2005
Current assets		
Cash and cash equivalents	8'499	4'256
Restricted cash	-	263
Accounts receivable, net of allowance	5'874	7'224
Unbilled receivables	1'478	1'334
Other receivables	92	19
Prepaid expenses	203	272
Total current assets	**16'146**	**13'368**
Non-current assets		
Property and equipment, net	250	129
Capitalized software development costs, net	1'537	1'217
Investments, net	-	200
Goodwill and intangible assets, net	3'138	3'324
Other assets	75	395
Total non-current assets	**5'000**	**5'265**
TOTAL ASSETS	**21'146**	**18'633**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	592	615
Deferred revenue	4'207	3'820
Other current liabilities	522	437
Accrued liabilities	1'433	2'070
Total current liabilities	**6'754**	**6'942**
Deferred revenue less current portion	190	547
Long-term portion of unfunded pension obligation	1'705	-
Total liabilities	**8'649**	**7'489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,381,664 shares issued and outstanding, 676,000 additional authorized and 664,701 conditional as of December 31, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13'817	13'536
Treasury shares	(1'255)	(1'227)
Additional paid-in capital	139'938	139'256
Accumulated deficit	(138'033)	(139'911)
Accumulated other comprehensive loss	(1'970)	(510)
Total shareholders' equity	**12'497**	**11'144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**21'146**	**18'633**

Day

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2006	**2005**	**2006**	**2005**
Revenues				
Software licenses	3'162	2'552	8'243	7'958
Product support and services	3'416	2'434	12'365	9'051
Total revenues	**6'578**	**4'986**	**20'608**	**17'009**
Cost of revenues				
Software licenses	76	91	230	130
Product support and services	1'489	975	4'827	3'722
Total cost of revenues	**1'565**	**1'066**	**5'057**	**3'852**
Gross profit	**5'013**	**3'920**	**15'551**	**13'157**
Operating expenses				
Research and development	930	785	3'035	2'228
Sales and marketing	1'968	1'981	6'763	6'737
General and administrative	1'042	1'253	3'474	3'406
Amortization of intangible assets	47	47	187	187
Impairment of investments	-	73	187	73
Income (loss) from operations	**1'026**	**(219)**	**1'905**	**526**
Interest income	17	6	43	20
Interest expense	(2)	-	(3)	(1)
Foreign exchange gain (loss)	7	11	(32)	44
Other income (expense)	(7)	42	(13)	182
Income (loss) before taxes	**1'041**	**(160)**	**1'900**	**771**
Provision for taxes	(13)	(27)	(22)	(30)
Net income (loss)	**1'028**	**(187)**	**1'878**	**741**
Basic earnings (loss) per share	**0.75**	**(0.14)**	**1.38**	**0.58**
Dilutive earnings (loss) per share	**0.71**	**(0.14)**	**1.31**	**0.54**
Shares used in computing basic earnings (loss) per share	**1'367'671**	**1'334'984**	**1'361'226**	**1'284'247**
Shares used in computing dilutive earnings (loss) per share	**1'448'380**	**1'334'984**	**1'437'794**	**1'376'295**

Non-GAAP Reconciliation (in thousands CHF, except share and per share information)

Day management believes that non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results, without the effect of one-time charges, consistent with the manner in which management measures the Company's performance. The non-GAAP financial measures included are not meant to be considered in isolation from, superior to, or a substitute for results of operations prepared in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with the applicable rules and regulations.

	Three Months Ended December 31,		Year Ended December 31,	
	2006	**2005**	**2006**	**2005**
Net income (loss)	1'028	(187)	1'878	741
Add back:				
Amortization of intangible assets	47	47	187	187
Share-based compensation	131	5	455	22
Impairment of investments	-	73	187	73
Non-GAAP net income (loss)	**1'206**	**(62)**	**2'707**	**1'023**
Non-GAAP basic earnings (loss) per share	**0.88**	**(0.05)**	**1.99**	**0.80**
Non-GAAP dilutive earnings (loss) per share	**0.83**	**(0.05)**	**1.88**	**0.74**
Shares used in computing non-GAAP basic earnings (loss) per share	**1'367'671**	**1'334'984**	**1'361'226**	**1'284'247**
Shares used in computing non-GAAP dilutive earnings (loss) per share	**1'448'380**	**1'334'984**	**1'437'794**	**1'376'295**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Year Ended December 31,	
	2006	2005
Net income	1'878	741
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization of fixed assets	114	533
Amortization of intangible assets	187	187
Amortization of capitalized software costs	194	74
Impairment of investments	187	73
Net foreign currency exchange (gain) loss	6	(60)
Share-based compensation	455	22
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	1'172	(4'395)
Unbilled receivables	36	(1'105)
Prepaid expenses and other current assets	253	378
Other assets	53	(255)
Accounts payable	(15)	184
Deferred revenues	169	1'926
Accrued liabilities	(597)	415
Other current liabilities	85	245
Long-term portion of unfunded pension obligation	347	-
Net cash provided by (used in) operating activities	**4'524**	**(1'166)**
Cash flows from investing activities		
Capitalized software development cost	(514)	(1'291)
Purchases of equipment	(236)	(49)
Net cash used in investing activities	**(750)**	**(1'340)**
Cash flows from financing activities		
Proceeds from stock option exercises	348	444
Net proceeds from issuance of share capital	109	1'974
Purchase of treasury shares	(2'598)	(1'222)
Proceeds from sale of treasury shares	2'621	1'025
Net cash provided by financing activities	**480**	**2'221**
Net increase (decrease) in cash and cash equivalents	**4'254**	**(285)**
Foreign currency adjustment on cash	(11)	41
Cash and cash equivalents at beginning of period	4'256	4'500
Cash and cash equivalents at end of period	**8'499**	**4'256**

Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2005	**1'209'654**	**12'097**	**(1'074)**	**138'299**	**(140'652)**	**(589)**	**8'081**
Proceeds from exercise of stock options	35'916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108'000	1'080	60	834	-	-	1'974
Purchase of treasury shares	-	-	(1'222)	-	-	-	(1'222)
Proceeds from sale of treasury shares	-	-	1'009	16	-	-	1'025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1'353'570**	**13'536**	**(1'227)**	**139'256**	**(139'911)**	**(510)**	**11'144**
Proceeds from exercise of stock options	28'094	281	-	67	-	-	348
Additional proceeds from issuance of share capital	-	-	-	109	-	-	109
Purchase of treasury shares	-	-	(2'598)	-	-	-	(2'598)
Proceeds from sale of treasury shares	-	-	2'570	51	-	-	2'621
Share-based compensation	-	-	-	455	-	-	455
Net income	-	-	-	-	1'878	-	1'878
Foreign currency translation	-	-	-	-	-	(102)	(102)
Adjustment to initially apply Financial Accounting Standards Board Statement No. 158	-	-	-	-	-	(1'358)	(1'358)
Balances December 31, 2006	**1'381'664**	**13'817**	**(1'255)**	**139'938**	**(138'033)**	**(1'970)**	**12'497**

Day

Media information

Day Software Delivers Standardized Connectivity for Vignette VCM

Standards Leader Ships JSR 170 Interoperability for Legacy Repositories

Basel, Switzerland and Newport Beach, California – February 19, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading legacy repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for Vignette VCM, creating greater interoperability and openness for the legacy document repository vendor. Other connectors that are in development include interfaces for Microsoft SharePoint, IBM Domino.doc, and Software AG Tamino, among others.

The Vignette VCM connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access (read) critical content, including metadata, users, groups and group memberships from the VCM repository
- Access Control List (ACL) association to fulfill enterprise security requirements
- Content Search of the VCM repository using the Xpath or SQL query language
- Access to all content stored in the VCM repository, or to a subset using repository views
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the VCM repository
- Ability to export repository content

Operational Features

- Configurable content mapping from the connector to a VCM repository
- Configurable observation intervals
- Minimal memory and disk usage profiles to support full scans of large repositories
- Application access via JNDI, RMI or WebDAV
- Single Sign-On support

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Media information

Day Software Delivers Standardized Connectivity for Open Text Livelink

Standards Leader Ships JSR 170 Interoperability for Legacy Repositories

Basel, Switzerland and Newport Beach, California – February 12, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading legacy repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for Open Text Livelink, creating greater interoperability and openness for the legacy document repository vendor. Other connectors that are in development include interfaces for Microsoft SharePoint, IBM Domino.doc, and Software AG Tamino, among others.

The Open Text Livelink connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

"The unprecedented success of the Content Repository for Java Technology API standard (JSR170), has lead to numerous requests from our channel partners and customers for the development of standardized connectors to legacy repositories," said Michael Moppert, Chairman and CEO, Day Software. "These repository connectors will allow organizations to unlock and combine content from different repositories to better support business processes and departmental content-centric applications using and managing enterprise content."

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

Day

Media information

Day's Search Enabling Technology Featured at FASTforward '07

Software Innovator Sponsors Leading Enterprise Search Show

San Diego, California– February 8, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that it *will offer* demonstrations of its revolutionary software products, Communiqué 4 and Content Repository Extreme (CRX) at the leading Enterprise Search conference, FASTforward '07 in San Diego, CA.

Search is driving innovation through new business models, new products and services, and new ways to access content. Search applications developed that leverage the industry standard API, JSR170, represent a revolutionary shift in the industry. Previously, companies found their content locked away in proprietary legacy repositories. This standard, of which Day spearheaded within the industry, is focused on the customer by allowing them to access and use their most valuable information, no matter where it resides.

To learn more about Day and Day's solutions, visitors should see us at the Day booth on the show floor.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

Day

E-Mail jackie.cadorin@day.com

E-Mail mailto:day@lewispr.com

Day

RECEIVED

Media information

Day Software Delivers Standardized Connectivity for FileNet P8 Content Manager

Standards Leader Ships JSR 170 Interoperability for Leading ECM Vendor

Basel, Switzerland and Newport Beach, California – February 5, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is continuing to deliver standardized connectors for leading repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR 170). The latest of these groundbreaking interfaces is for FileNet P8 Content Manager, creating greater interoperability and openness for the leading Enterprise Content Management (ECM) vendor. Other connectors that are in development include interfaces for Microsoft SharePoint, IBM Domino.doc, and Software AG Tamino, among others.

FileNet P8 Content Manager suite is a comprehensive ECM solution for managing any type of digital content and uniquely combines document management with out-of-the-box workflow and process capabilities to automate and drive content-related tasks and activities. It is designed to activate a company's documents and content by delivering the right content to the right place at the right time.

The FileNet P8 Content Manager connector is part of Day's Content Integration family of products that enable enterprises to access and manage all organizational content through a standardized API. This technology allows the implementation of content access, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JCR compliant API.

Key JCR Features

- Ability to access critical content, including metadata, users, groups and group memberships from the P8 CM repository.
- Access Control List (ACL) association to fulfill enterprise security requirements.
- Content Search of the P8 CM repository using the Xpath or SQL query language.
- Access to all content stored in the P8 CM repository, or to a subset using repository views.
- Observation capabilities to monitor changes in content, including metadata, users, groups and user permissions in the P8 CM repository.

- Ability to export repository content.

Operational Features:

- Configurable content mapping from the connector to a P8 CM repository.
- Configurable repository views allowing a connector to access only a selected portion of a P8 CM repository.
- Parallel connector instances on multiple disjointed repository views.
- Configurable deferred loading of binaries accessible by an application via a URL.
- Configurable observation intervals.
- Minimal memory and disk usage profiles to support full scans of large repositories.
- Application access via JNDI, RMI or WebDAV.
- Single Sign-On support

Day's Repository Connectors provide a standardized JCR interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers and documents that previously resided in a proprietary repository. These documents and information can be accessed through the JSR 170 interface.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Day

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail mailto:day@lewispr.com

Day

Media information

Day's Revolutionary Technology on Display at Content Week 2007

Software Innovator Sponsors Web 2.0 Content Management Show

San Diego, California– January 30, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that it will offer demonstrations of its revolutionary software products, Communiqué 4 and Content Repository Extreme (CRX) at the leading Web 2.0 conference for addressing the needs of global enterprises through effective content management strategies.

Applications developed that leverage the industry standard API, can run on any JSR170 compliant repository, which represents a revolutionary shift in the content management industry. Previously, companies found their content locked away in proprietary legacy repositories. This standard, of which Day spearheaded within the industry, is focused on the customer by allowing them to access and use their most valuable information, no matter where it resides. Day's industry leading Global Content Management suite, Communiqué 4, ships with and runs natively on Day's innovative java content repository, Content Repository Extreme (CRX).

To learn more about Day and Day's solutions, visitors should see us at the Day booth on the show floor.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail mailto:day@lewispr.com

Day

RECEIVED
2007 MAY -2 A 6:24

Media information

Day Launches Extensive Service and Support Offerings for Apache Jackrabbit

Software innovator first to deliver enterprise services for leading open source content repository

Basel, Switzerland and Newport Beach, California– January 26, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced availability of a comprehensive range of services supporting Apache Jackrabbit including training, support, consulting and development services. Since its launch in 2005 Apache Jackrabbit has quickly become the leading Java Content Repository (JCR) for the open source industry. Day Software is the initiator of the underlying industry standard JSR 170 and is leading an industry expert group with members such as IBM, Oracle, Sun, HP and many others who all support the standard.

"Apache Jackrabbit is an attractive option for companies who want to move away from expensive, proprietary legacy repositories and are looking for a cost efficient, standards-based alternative," said David Nüscheler, CTO of Day Software and SpecLead of the JSR170 expert group. "The Apache Software Foundation is the industry's most trusted provider of reliable open source technology. So far however the lack of enterprise-class support and services prevented companies from making full use of Apache Jackrabbit. We are now filling this gap."

Day Software has initiated the development of Java Content Repositories (JCR) such as Apache Jackrabbit and is the industry's leading expert for this new technology. Day's service and support offerings for Apache Jackrabbit will enable enterprises as well as other technology vendors to accelerate the development and deployment of applications that leverage the full power of JCR technology. Java Content Repositories allow companies to build cost-efficient, standards-based content solutions to access their most valuable assets – information about their specific business, its processes, products, customers and documents that previously resided in expensive, proprietary legacy repositories.

"Enterprise-level demand for robust services and support around Apache open source solutions is greater than ever before," says Piotr Zabiello, SVP Global Services of Day Software. "We are pleased to offer commercial support and services for Apache Jackrabbit, providing customers with an open source alternative to proprietary legacy repositories."

Day's Service Offerings:

Training:

Day

Concepts of the Content Repository for Java Technology API (JCR): The course covers the repository model, installation of Apache Jackrabbit and how to manage content through a series of case studies and exercises.

Java Content Repository for Developers (JCR Developer): The course examines in detail the JCR standard, enabling the developer to model content and implement an application that uses a JCR-compliant repository.

Support:

Day Support for Apache Jackrabbit: The support service provides full commercial development and production-level technical support for Apache Jackrabbit, giving access to developers with unmatched Apache Jackrabbit 'know-how'.

Consulting:

Day Consulting Services for Apache Jackrabbit: The offering provides the expertise necessary to become proficient in maximizing the value of Apache Jackrabbit. These services include knowledge assessments, content modeling, performance design and tuning engagements, migration and installation coaching.

Day Development Services for Apache Jackrabbit: Day's developers can transfer valuable Apache Jackrabbit knowledge and provide development services to enable software vendors and end-customers to enhance and maintain Apache Jackrabbit. These services allow for efficient development and operation of applications and products on top of Apache Jackrabbit.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

About Apache Jackrabbit

Apache Jackrabbit is an open source content repository project of the Apache Software Foundation (http://www.apache.org/), a nonprofit charity that supports collaborative open source development. More information about Apache Jackrabbit can be found at http://jackrabbit.apache.org/

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail mailto:day@lewispr.com

Media information

Day Software to Be Listed on International OTCQX

Software Innovator is accepted as a founding member of the new premium market tier

Basel, Switzerland and Newport Beach, California– January 24, 2007 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced it has been accepted to list on International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

International OTCQX provides a gateway to U.S. securities markets by giving public international companies a vehicle to have their shares traded in the U.S. and provide ongoing disclosure in English to U.S. investors. More importantly, International OTCQX distinguishes the reputable international issuers from the almost 5,000 OTC securities electronically traded on the Pink Sheets. Only leading companies that have substantial operating businesses and provide credible disclosure to the public are eligible for inclusion on the premium-tier International OTCQX, which commences trading on March 5, 2007.

"The OTCQX is a premier market tier that provides us a cost effective alternative to being a U.S. publicly-traded company, while still providing our shareholders with a premier trading, quotation and disclosure venue for our securities," said Chris Harano, Chief Financial Officer of Day Software. "With no duplication of primary listing processes, this service will help reduce the valuation gap between U.S. and non-U.S. listings, while being respectful of our home country disclosure requirements."

Under the new OTCQX premium platform, Day Software will continue to provide ongoing quarterly and annual financial statements, disclose interim material events, conduct annual audits and host annual shareholder meetings. Merriman Curhan Ford & Co. acted as the OTCQX Designated Advisor for Disclosure (DAD) for the Company.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

About International OTCQX

The International OTCQX is a new market tier offered by Pink Sheets that provides a premier trading, quotation and disclosure venue for securities of the highest quality international companies that trade in the U.S. OTC markets. Companies that are listed on a qualified international stock exchange, such as The Swiss Exchange or The London Stock Exchange, are eligible to have their securities included in the premium tier International OTCQX, which commences trading on March 5, 2007. International OTCQX allows non-U.S. issuers to use the SEC Rule 12g3-2(b) information supplying exemption from SEC reporting requirements and Sarbanes Oxley, but requires that the company's home-country disclosure be posted in English on www.otcqx.com so that U.S. investors can easily access such disclosure.

About Pink Sheets, LLC

Pink Sheets, LLC is the leading provider of services, software and financial information for the OTC securities markets. Its electronic quotation, trading and disclosure services enhance the efficiency of OTC trading, provide better executions for OTC investors and improve the capital formation process for OTC issuers. For more information visit the Pink Sheets website at www.pinksheets.com.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information

Day

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T 619 516 2559

E-Mail mailto:day@lewispr.com

Day

Media information

Day Software Wins Award for Architectural Excellence

Basel, Switzerland – December 13, 2006 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that BNP Consulting has awarded Day with the "Leadership" award in the category of Architecture. This was BNP's inaugural year of presenting awards to vendors of the leading content management systems (CMS) marketed in the European market.

More than 14,000 pages of information for 38 systems were analyzed by BNP who wrote a summary containing the primary conclusions and trends within the European CMS market. Awards were judged on three fundamental criteria: Technology, User Friendliness and Business Functionality. Day's victory, being named as the leading CMS Architecture, was due to Day's open architecture, standards leadership & compliance, product scalability, and its independent, standardized repository.

BNP is the first Danish consulting company to specialize in the impartial selection of Content Management systems, Intranet systems and Enterprise Portals. Currently in its 5th year, the BNP Benchmark Analysis focuses on the needs of large and medium sized global organizations, and is an annual evaluation of leading global CMS vendors.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660
T: 949 706 5300
E-Mail: jackie.cadorin@day.com

Katie Eakins
LEWIS PR for Day Software

T: 619 516 2559
E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

END